UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

BBVA Creating Opportunities January-March 2022

JANUARY - MARCH 2022 RESULTS

The highest recurrent quarterly results | Net Attributable Profit €1,651 Mn

Excellent **core revenues** evolution and **activity growth**

NII + Fee income	Lending activity
+23.3% vs. 1Q21 (constant €)	**+10.6%** vs. Mar 2021[1]

[1] Variation at constant exchange rates. Excluding repos.

Leading **efficiency and profitability**

Efficiency Ratio (YTD)	ROTE	ROE
40.7%	15.9%	15.1%

#1 RANKING PEER GROUP[1]

[1] European Peer Group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS, UCG. Peers data as of 12M21. BBVA data as of 3M22.

Cost of Risk better than expectations

Cost of Risk (YTD)

1.17%
0.93%
0.82%
1Q21
2021
1Q22

NOTE: Excludes the US business sold to PNC.

Strong **capital position**

CET1 *fully-loaded*

12.70%
Target range
11.5 - 12.0%
8.60%
CET1 minimum requirement[1]
Mar-22

[1] CET 1 SREP letter requirement.

TRANSFORMATION

New Customer Acquisition[1]
(Million; % acquisition through digital channels)

DIGITAL ACQUISITION
+81%
1Q22 vs. 1Q21
TOTAL
MILLION
DIGITAL
1.1
1.3
1.8
1.9
1.9
2.4
6%
57%
1Q17
1Q18
1Q19
1Q20
1Q21
1Q22

[1] Gross customer acquisition through own channels for retail segment. Excludes the US business sold to PNC.

BBVA, digital experience leader in European **mobile banking five years in a row**

FORRESTER
The Forrester Digital Experience Review™: European Mobile Banking Apps, Q3 2021

SUSTAINABILITY

Sustainable Financing (€Billion)

ALL TIME RECORD
€11 Bn
Channeled in 1Q22
Total channeled
€97 Bn
€200 Bn
2025 PLEDGE
2018
2019
2020
2021
2022
2023
2024
2025

Member of
Dow Jones Sustainability Indices
Powered by the S&P Global CSA

#1 BANK IN THE WORLD[1]

[1] Sharing the position in ranking.

JANUARY - MARCH 2022 RESULTS THE HIGHEST RECURRENT QUARTERLY RESULTS

Main data

BBVA GROUP MAIN DATA (CONSOLIDATED FIGURES)
	31-03-22	Δ %	31-03-21	31-12-21

Balance sheet (millions of euros)

Total assets	675,842	(5.7)	716,929	662,885

Loans and advances to customers (gross) (1)	346,434	7.3	322,866	330,055

Deposits from customers (1)	360,716	9.0	331,064	349,761

Total customer funds (1)	507,961	9.1	465,547	496,954

Total equity	48,258	(4.8)	50,711	48,760

Income statement (millions of euros)

Net interest income	4,158	20.5	3,451	14,686

Gross income	5,939	15.2	5,155	21,066

Operating income	3,525	23.7	2,850	11,536

Net attributable profit (loss)	1,651	36.4	1,210	4,653

Net attributable profit (loss) excluding non-recurring impacts (2)	1,651	59.8	1,033	5,069

The BBVA share and share performance ratios

Number of shares issued (million)	6,668	—	6,668	6,668

Share price (euros)	5.21	17.7	4.43	5.25

Adjusted earning (loss) per share (euros) (2) (3)	0.24	73.9	0.14	0.71

Earning (loss) per share (euros) (3)	0.24	46.2	0.17	0.67

Book value per share (euros) (4)	6.92	1.7	6.80	6.86

Tangible book value per share (euros) (4)	6.56	6.6	6.15	6.52

Market capitalization (millions of euros)	34,740	17.7	29,512	35,006

Dividend yield (dividend/price; %) (5)	2.7		3.6	2.6

Significant ratios (%)

Adjusted ROE (net attributable profit (loss)/average shareholders’ funds +/- average accumulated other comprehensive income) (2)	15.1		9.3	11.4

Adjusted ROTE (net attributable profit (loss)/average shareholders’ funds excluding average intangible assets +/- average accumulated other comprehensive income) (2)	15.9		9.8	12.0

Adjusted ROA (Profit (loss) for the period / average total assets - ATA) (2)	1.22		0.82	0.94

Adjusted RORWA (Profit (loss) for the period / average risk-weighted assets - RWA) (2)	2.58		1.73	2.01

Efficiency ratio	40.7		44.7	45.2

Cost of risk (1)	0.82		1.17	0.93

NPL Ratio (1)	3.9		4.3	4.1

NPL coverage ratio (1)	76		81	75

Capital adequacy ratios (%)

CET1 fully-loaded	12.70		11.88	12.75

CET1 phased-in (6)	12.81		12.20	12.98

Total ratio phased-in (6)	16.82		16.16	17.24

Other information

Number of clients (million) (1)	82.9	6.6	77.7	81.7

Number of shareholders	815,233	(6.2)	869,378	826,835

Number of employees	111,402	(8.7)	122,021	110,432

Number of branches	6,071	(16.3)	7,254	6,083

Number of ATMs	29,379	(4.4)	30,747	29,148

General note: the results generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021, are presented in a single line as “Profit (loss) after tax from discontinued operations”.

(1) Excluding BBVA USA and the rest of companies in the United States sold to PNC on 1 June, 2021.

(2) Non-recurring impacts include: (I) profit (loss) after tax from discontinued operations as of 31-03-21 and 31-12-21; and (II) the net costs related to the restructuring process as of 31-12-21.

(3) The additional Tier 1 instrument remuneration has been adjusted. As of 31-03-22, the average number of shares acquired from the start of the share buyback program to the end of the period has been considered. As of 31-12-21, 112 million shares acquired from the start of the share buyback program to the end of the period have been considered and, in addition, for the calculation of the earning (loss) per share, the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche (€1,500m), in process at the end of that period, has been included.

(4) As of 31-03-22, 290 million shares acquired from the start of the share buyback program to the end of the period and the estimated number of shares pending from buyback as of March 31, 2022 of the first segment of the second buyback program (€1,000m), in process at the end of that date, have been included. As of 31-12-21, 112 million shares acquired from the beginning of the share buyback program to the end of the period and the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche (€1,500m), in process at the end of that date, have been considered.

(5) Calculated by dividing shareholder remuneration over the last twelve months by the closing price of the period.

(6) Phased-in ratios include the temporary treatment on the impact of IFRS 9, calculated in accordance with Article 473 bis amendments of the Capital Requirements Regulation (CRR), introduced by the Regulation (EU) 2020/873.

4

Highlights

Invasion of Ukraine

Russia’s invasion of Ukraine, the largest military attack on a European state since World War II, has had an immediate impact on global geopolitics and economy. There has also been an increase in the level of uncertainty, which remains high at the date of elaboration of this report. The European Union, the United States, the United Kingdom and other governments have imposed harsh sanctions against Russia and Russian interests. The impact of these measures, as well as the potential response by Russia, are currently uncertain and could negatively affect the Entity’s business, financial position and results, although the Group’s direct exposure to Ukraine and Russia is limited.

The Group observes the events with particular concern and unease because of the human tragedy that they entail. In this regard, the Entity has contributed to respond to the humanitarian emergency in Ukraine with a donation of €1m, a campaign among customers and employees, that has raised, until April 19, 2022, €2.1m, in addition to the possibility of free transfers from individuals to Ukraine. Finally, BBVA joined a declaration signed by more than 50 companies from around the world to provide support to people fleeing Ukraine and to attend their immediate needs. Thus, the Group has offered the Ministry of Inclusion, Social Security and Migration of the Government of Spain 200 homes for the reception of refugees and, in order to facilitate the financial inclusion of the refugees, the Basic Payment Account has been made available to them, so that they can have a free account and a card, which allows them to access basic banking services.

Results and business activity

The BBVA Group generated a net attributable profit of €1,651m in the first quarter of 2022, representing a year-on-year variation of +36.4%. Excluding non-recurring impacts in the first quarter of 2021, namely €177m from the results of discontinued operations and corresponding to BBVA USA and the rest of the companies sold to PNC on June 1, 2021, the Group’s net attributable profit registered a year-on-year increase of 59.8%.

In a complex environment marked by a high level of uncertainty, the results generated by the Group in the first quarter of 2022 were characterized by the good performance in recurring income from the banking business, which continued to grow for the fifth consecutive quarter. This favorable trend in net interest income and net fees and commissions, together with lower provisions for impairment on financial assets and provisions, largely explain the positive year-on-year performance of the Group’s income statement.

Operating expenses increased at Group level (+8.5% in year-on-year terms and excluding the exchange rate effect), in an inflationary environment in all countries in which BBVA operates.

Notwithstanding the above, thanks to the remarkable growth in gross income, the efficiency ratio stood at 40.7% as of March 31, 2022, with an improvement of 528 basis points in constant terms, compared to the ratio at the end of December 2021, placing BBVA, once again, in a leading position among its European peer group1. Thus, BBVA seeks to offer an excellent customer experience at an efficient cost through a relational model leveraged on digitization.

The provisions for impairment on financial assets decreased (-17.9% in year-on-year terms and at constant exchange rates), mainly due to the good performance of the underlying asset, highlighting the decrease in Spain, Mexico and South America.

In the first quarter of 2022, provisions were lower (-70.0% at constant exchange rates) than the previous year.

Loans and advances to customers recorded a growth of 5.0% compared to the end of December 2021, strongly favored by the evolution of business loans (+7.7%) in all business areas and, to a lesser extent, by the dynamism of retail loans.

Customer funds showed an increase of 2.2% compared to the end of December 2021, thanks to the contribution of demand deposits (+2.8%) and, to a lesser extent, of time deposits (+5.7%).

LOANS AND ADVANCES TO CUSTOMERS AND TOTAL CUSTOMER FUNDS (VARIATION COMPARED TO 31-12-2021)

1 European peer group: Barclays, BNP Paribas, Crédit Agricole, Commerzbank, Credit Suisse, Deutsche Bank, HSBC, Intesa Sanpaolo, Lloyds Banking Group, Natwest, Banco Santander, Société Générale, UBS and Unicredit, data at the end of December 2021.

5

Business areas

As for the business areas, excluding the effect of currency fluctuation in those areas where it has an impact, in each of them it is worth mentioning:

–

Spain generated a net attributable profit of €601m during the first quarter of 2022, up 62.3% from the result achieved between January and March of the previous year, due to the good performance of gross income, driven by commissions, the significant reduction in personnel expenses, as well as lower write-offs and provisions.

–

In Mexico, BBVA achieved a net attributable profit of €777m between January and March 2022, representing an increase of 49.0% compared to the first quarter of 2021, mainly as a result of the good performance of recurring revenues, favored especially by the dynamism of the net interest income and lower loan-loss provisions, which compensated the increase in operating expenses.

–

Turkey generated a net attributable profit of €249m in the first quarter of 2022, 129.6% higher than the same period of the previous year, supported by strong growth in recurring income, especially on the net interest income side, and higher contribution from NTI. Taking into account the effect of the depreciation of the Turkish lira over the period, the results generated by Turkey increased by 30.6%.

With regard to this business area and the voluntary takeover bid, submitted by the BBVA Group for the entire share capital of Garanti BBVA not already owned, BBVA announced on March 31, 2022 that the securities market supervisor of Turkey had approved the information memorandum for the bid. The period of acceptance of the offer began on April 4, 2022 and on April 25, 2022, BBVA has reported the increase in the offered price per share, from the initially announced (12.20 Turkish liras) to 15.00 Turkish liras. As a consequence of this price increase, the last day of the offer acceptance period has been extended until May 18, 2022.

–

South America generated €158m in the first quarter of 2022, representing a year-on-year variation of +68.2%, mainly due to the improved performance of recurring income (+30.6%) and NTI (+28.2%), which more than offset the higher impact of inflation in Argentina and the growth of expenses.

–

Rest of Business achieved a net attributable profit of €81m accumulated at the end of the first quarter of 2022, 5.4% less than in the first quarter of the previous year, mainly due to the lower performance of the Group’s broker dealer in the United States.

The Corporate Center recorded a net attributable loss of €-215m in the first quarter of 2022, This result compares to €-24m recorded in the same period of the previous year, although it must be taken into account that this figure included the results generated by the businesses that the Group had in the United States until its sale to PNC on June 1, 2021.

Lastly and for a broader understanding of the Group’s activity and results, supplementary information is provided below for the wholesale business carried out by BBVA, Corporate & Investment Banking (CIB), in the countries where it operates. CIB generated a net attributable profit of €444m in the first quarter of 2022, which represents an increase of 45.6% on a year-on-year basis, thanks to the growth in recurring income, NTI and lower provisions, which offset the growth in operating expenses. It should also be noted that all business lines of the CIB area recorded growth compared to the first quarter of 2021, both in income and at the level of net attributable profit.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)

NET ATTRIBUTABLE PROFIT BREAKDOWN (1) (PERCENTAGE. 1Q22)

Solvency

The Group’s CET1 Fully-loaded ratio stood at 12.70% as of March 31, 2022, which allows to maintain a large management buffer over the Group’s CET1 requirement (8.60%), also standing above the Group’s target management range established at 11.5-12% of CET1. This CET1 level includes the deduction of the total amount of the share buyback program authorized by the supervisor, amounting to maximum €3.500m that were already registered at the end of December 2021.

6

Shareholder remuneration

–

On April 8, 2022, a cash payment of €0.23 gross against voluntary reserves was made for each outstanding share of BBVA entitled to receive this amount as additional shareholder remuneration for the year 2021, approved by the Annual General Meeting held on March 18, 2022. Thus, the total amount of cash distributions for the year 2021 was €0.31 gross per share, the largest distribution in 10 years.

–

The total shareholder remuneration includes, in addition to the aforementioned cash payments, the extraordinary remuneration resulting from the execution of the program scheme announced on October 29, 2021 for the buyback of own shares up to a maximum amount of €3,500m. Regarding the first tranche of the share buyback program, BBVA announced on March 3, 2022 the completion of the program, having reached the maximum monetary amount of €1,500m disclosed in the inside information of November 19, 2021. The total number of own shares acquired was 281,218,710 shares. Additionally, the Bank announced on March 16, 2022 the execution of the first segment of the second tranche up to a maximum amount of €1,000m or a maximum number of shares of 356,551,306. This first segment is being externally executed by Goldman Sachs International thorough Kepler Cheuvreux, S.A. as broker. Upon full execution of the first segment, a second segment will be executed up to the remaining amount or remaining number of shares for the complete execution of the program scheme. From March 16 to March 31, 2022 and from April 1 to April 21, 2022, Goldman Sachs International, acting as lead manager for the first segment through the broker Kepler Cheuvreux, S.A., has acquired 8,540,302 and 60,285,015 BBVA shares respectively.

Other highlights

–

In February 2022, BBVA announced the investment of approximately $300m in Neon Payments Limited for the acquisition of 21.7% of its share capital. This investment adds up to others performed by BBVA in the digital Atom Bank in the United Kingdom or Solarisbank in Germany, and offers the Group enormous strategic options in a highly attractive market with great potential. For its part, on April 19, 2022, BBVA announced an investment of $20m in Lowercarbon Capital, one of the few venture capital funds specializing in companies that develop technologies in the climate change and decarbonization fields. In addition, on 20 April 2022, BBVA announced an investment of €15m in the Leadwind venture capital fund to support companies with a high technological component in accelerated growth. BBVA continues its strong commitment to the entrepreneurial ecosystem through selective investments in digital banks, investments through venture capital vehicles or the launch of a purely digital bank in Italy, among others.

–

On April 1, 2022, BBVA informed Merlin Properties, SOCIMI, S.A., among other aspects, that it had accepted the proposal to purchase 100% of the shares of Tree Inversiones Inmobiliarias Socimi, S.A. for a total amount of €1,987m. This company also owns 662 offices sold by BBVA between 2009 and 2010.This deal gives BBVA greater flexibility in the management of its network of offices in Spain and it is expected to generate economic savings once the transaction, subject to the prior approval by the National Commission on Markets and Competition in Spain, will be closed.

7

Macroeconomic environment

In 2021, the global economy grew significantly, recovering in part from the crisis caused by the pandemic, which caused a sharp fall in global GDP in 2020. The significant upturn in global growth has been due to the progress in vaccination against COVID-19 and the significant economic stimuli adopted by public authorities.

Activity indicators show, however, that the economic recovery process has lost momentum since the middle of last year, while inflation has risen significantly, in an environment where the effects of the emergence of new variants of the COVID-19 have contributed to reinforcing the problems in global supply chains observed since the beginning of 2021.

The recent outbreak of the war between Ukraine and Russia and the sanctions it has unleashed represent a significant supply shock to the world economy, which is likely to reinforce the trend towards growth moderation and accentuate the current inflationary pressures, mainly in European countries, due to their relatively significant economic ties with Ukraine and Russia. The economic effects are expected to come mainly through higher commodity prices, but also through financial and confidence channels, as well as a further deterioration of problems in global supply chains.

Despite the current high uncertainty, the central scenario that BBVA Research uses in its estimates considers that the recovery process of the global economy is expected to continue in the coming months, albeit at a slightly slower pace than expected in autumn 2021. According to BBVA Research, after increasing 6.1% in 2021, global GDP will grow 4.0% in 2022, four tenths below what was expected three months ago. GDP growth in 2022 is expected to remain relatively high in the United States and China (3.1% and 5.2%, respectively), and to a lesser extent also in Europe (around 2.0%) where the impact of the war in Ukraine would be somewhat cushioned by new fiscal stimuli measures.

Against the background of higher commodity prices and additional constraints on global supply chains, inflation, which currently stands above 7% in both the United States and the Eurozone, is expected to remain high in 2022, around 6% on average, in both geographical areas, while it will remain more contained in China, according to BBVA Research’s estimates.

Despite the likely negative impact of the war on the economic activity, the major central banks are expected to remain focused on rising inflation and continue to implement their plan to withdraw monetary stimuli. In the United States, the Federal Reserve initiated the process of normalizing monetary policy interest rates in March, which, according to BBVA Research, could converge towards around 2% by the end of 2022. In the Eurozone, the ECB completed the pandemic emergency purchase program (PEPP). Although the asset purchase program (APP) is maintained, asset purchases will be moderated over the coming months, paving the way for monetary policy interest rate hikes starting in the last quarter of 2022.

Risks on this economic scenario are significant and are biased downwards in the case of activity. These include, among others, (i) a deterioration of the war between Ukraine and Russia and a further escalation of sanctions; (ii) an economic recession and financial turbulence caused by the withdrawal of monetary stimuli and (iii) higher mobility restrictions in China due to the increasing cases of COVID-19.

8

Group

Results

The BBVA Group generated a net attributable profit of €1,651m in the first quarter of 2022, representing a year-on-year variation of +36.4%. Excluding non-recurring impacts in the first quarter of 2021, namely €177m from the results of discontinued operations and corresponding to BBVA USA and the rest of the companies sold to PNC on June 1, 2021, the Group’s net attributable profit registered a year-on-year increase of 59.8%.

CONSOLIDATED INCOME STATEMENT: QUARTERLY EVOLUTION (MILLIONS OF EUROS)
	2022	2021
	1Q	4Q	3Q	2Q	1Q

Net interest income	4,158	3,978	3,753	3,504	3,451

Net fees and commissions	1,241	1,247	1,203	1,182	1,133

Net trading income	580	438	387	503	581

Other operating income and expenses	(39)	(187)	(13)	(85)	(11)

Gross income	5,939	5,477	5,330	5,104	5,155

Operating expenses	(2,415)	(2,554)	(2,378)	(2,294)	(2,304)

Personnel expenses	(1,240)	(1,399)	(1,276)	(1,187)	(1,184)

Other administrative expenses	(869)	(850)	(788)	(800)	(812)

Depreciation	(306)	(305)	(314)	(307)	(309)

Operating income	3,525	2,923	2,953	2,810	2,850

Impairment on financial assets not measured at fair value through profit or loss	(738)	(832)	(622)	(656)	(923)

Provisions or reversal of provisions	(48)	(40)	(50)	(23)	(151)

Other gains (losses)	27	7	19	(7)	(17)

Profit (loss) before tax	2,766	2,058	2,299	2,124	1,759

Income tax	(788)	(487)	(640)	(591)	(489)

Profit (loss) for the period	1,978	1,571	1,659	1,533	1,270

Non-controlling interests	(328)	(230)	(259)	(239)	(237)

Net attributable profit (loss) excluding non-recurring impacts	1,651	1,341	1,400	1,294	1,033

Profit (loss) after tax from discontinued operations (1)	—	—	—	103	177

Net cost related to the restructuring process	—	—	—	(696)	—

Net attributable profit (loss)	1,651	1,341	1,400	701	1,210

Adjusted earning per share (euros) (2)	0.24	0.19	0.20	0.18	0.14

Earning (loss) per share (euros) (2) (3)	0.24	0.20	0.20	0.09	0.17

(1) Including the results generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021.

(2) Adjusted by additional Tier 1 instrument remuneration. In the first quarter of 2022, the average number of shares acquired from the start of the share buyback program to March 31, 2022 has been considered, and in the fourth quarter of 2021, 112 million shares acquired from the start of the share buyback program to December 31, 2021 have been considered.

(3) In the fourth quarter of 2021, the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche (€1,500m), in process at the end of that year, has been included.

In a complex environment marked by a high level of uncertainty, the results generated by the Group in the first quarter of 2022 were characterized by the good performance in recurring income from the banking business, which continued to grow for the fifth consecutive quarter. This favorable trend in net interest income and net fees and commissions, together with lower provisions for impairment on financial assets and provisions, largely explain the positive year-on-year performance of the Group’s income statement.

9

CONSOLIDATED INCOME STATEMENT (MILLIONS OF EUROS)
	1Q22	Δ %	Δ % at constant exchange rates	1Q21

Net interest income	4,158	20.5	26.3	3,451

Net fees and commissions	1,241	9.5	14.1	1,133

Net trading income	580	(0.3)	8.7	581

Other operating income and expenses	(39)	269.5	161.6	(11)

Gross income	5,939	15.2	21.3	5,155

Operating expenses	(2,415)	4.8	8.5	(2,304)

Personnel expenses	(1,240)	4.7	8.9	(1,184)

Other administrative expenses	(869)	7.1	10.2	(812)

Depreciation	(306)	(0.9)	2.2	(309)

Operating income	3,525	23.7	31.9	2,850

Impairment on financial assets not measured at fair value through profit or loss	(738)	(20.1)	(17.9)	(923)

Provisions or reversal of provisions	(48)	(68.0)	(70.0)	(151)

Other gains (losses)	27	n.s.	n.s.	(17)

Profit (loss) before tax	2,766	57.3	74.0	1,759

Income tax	(788)	61.0	71.7	(489)

Profit (loss) for the period	1,978	55.8	74.9	1,270

Non-controlling interests	(328)	38.3	117.8	(237)

Net attributable profit (loss) excluding non-recurring impacts	1,651	59.8	68.4	1,033

Profit (loss) after tax from discontinued operations (1)	—	—	—	177

Net attributable profit (loss)	1,651	36.4	41.0	1,210

Adjusted earning per share (euros) (2)	0.24			0.14

Earning (loss) per share (euros) (2)	0.24			0.17

(1) Including the results generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021.

(2) Adjusted by additional Tier 1 instrument remuneration. In the first quarter of 2022, the average number of shares acquired from the start of the share buyback program to March 31, 2022 was considered.

Unless expressly indicated otherwise, to better understand the changes under the main headings of the Group’s income statement, the year-on-year rates of change provided below refer to constant exchange rates. In doing so, with regard to income statement amounts, average exchange rates for the first quarter of 2022 are used for each currency in the geographical areas where the Group operates for all periods.

The accumulated net interest income as of March 31, 2022 was higher than in the same period of the previous year (+26.3%), due to the good performance in Mexico, Turkey and South America, where the rate increases carried out by the monetary authorities of the different countries in 2021 and during the first quarter of 2022 have already started to be reflected. These geographical areas compensated for the flat performance in Spain and Rest of Business.

All areas, with the exception of Rest of Business, showed a positive performance in the net fees and commissions line compared to the accumulated amount reported at the end of March 2022 (+14.1% at Group level), which is partly explained by the increase in activity and higher fees from payment systems and deposits in the first quarter of 2022.

10

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (1) (PERCENTAGE)

NET INTEREST INCOME PLUS NET FEES AND COMMISSIONS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

NTI showed a year-on-year variation of +8.7% at the end of March 2022, mainly due to the good performance of the Global Markets unit in Turkey and, to a lesser extent, South America and Mexico, which offset the lower results of the aggregated Group’s Rest of Business and the losses of the Corporate Center.

The other operating income and expenses line accumulated a result of €-39m as of March 31, 2022, compared to €-11m in the same period last year, due to the more negative adjustment for inflation in Argentina in 2022 and despite the good evolution of the insurance business, especially in Mexico.

GROSS INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

Although operating expenses broke the quarterly growth path and decreased by 4.7 compared to the fourth quarter of 2021, in year-on-year terms they increased at Group level (+8.5%), in an inflationary environment in all countries in which BBVA operates. By area, they recorded a year-on-year decline in Spain, due to the lower staff, in the Corporate Center and in the aggregated Rest of Business.

Notwithstanding the above, thanks to the remarkable growth in gross income (+21.3%), the efficiency ratio stood at 40.7% as of March 31, 2022, with an improvement of 528 basis points compared to the ratio at the end of December 2021. All geographical areas recorded a favorable performance in terms of efficiency.

11

OPERATING EXPENSES (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

EFFICIENCY RATIO (PERCENTAGE)

Impairment on financial assets not measured at fair value through profit or loss (impairment on financial assets) closed March 2022 with a negative balance of €738m, significantly lower than the previous year (-17.9%), despite the more unfavorable macroeconomic environment, thanks to the good performance of the underlying asset, highlighting the decrease in Spain, Mexico and South America.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

IMPAIRMENT ON FINANCIAL ASSETS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

The provisions or reversal of provisions line (hereinafter “provisions”) accumulated a negative balance of €48m as of March 31, 2022, mainly due to provisions for legal contingencies in Spain and was 70.0% below the accumulated figure in the same period of the last year.

With regard to other gains (losses) line, it closed March 2022 with a positive balance of €27m, which is an improvement over the figure reached the previous year (€-17m), mainly due to the results related with real estate assets in Mexico, Spain and Turkey.

As a result of the above, the BBVA Group generated a net attributable profit of €1,651m in the first quarter of 2022, representing a year-on-year increase of +41.0%. Excluding the non-recurring impacts in the first quarter of 2021, i.e. €177m for the result generated by BBVA USA and the rest of the companies included in the sale agreement to PNC and recorded in the “Profit (loss) after tax from discontinued operations” line, the Group’s net attributable profit increased by 68.4%, compared to that achieved in the first quarter of 2021.

The cumulative net attributable profits, in millions of euros, at the close of March 2022 for the various business areas that comprise the Group were as follows: €601m in Spain, €777m in Mexico, €249m in Turkey, €158m in South America and €81m in Rest of Business.

12

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

NET ATTRIBUTABLE PROFIT (LOSS) EXCLUDING NON- RECURRING IMPACTS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

TANGIBLE BOOK VALUE PER SHARE (1) AND DIVIDENDS (EUROS)

ADJUSTED EARNING PER SHARE (2) AND EARNING PER SHARE (2) (EUROS)

(1) At the end of March 2022, 290 million shares acquired as from the start of the share buyback program until the end of the period and the estimated number of shares pending from buyback as of March 31, 2022 of the first segment of the second buyback program (€1,000m), in process at the end of that date, were taken into account. At the end of December 2021, 112 million shares acquired as from the beginning of the share buyback program until the end of the period and the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche (€1,500m), in process at the end of that date, were taken into account.

(2) The additional Tier 1 instrument remuneration was adjusted. In 1Q22, the average number of shares acquired as from the start of the share buyback program until the end of the period was taken into account. In 4Q21, 112 million shares acquired as from the start of the share buyback program until the end of the period were taken into account and, in addition, for the calculation of the earning (loss) per share, the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche (€1,500m), in process at the end of that period, was included.

13

The Group’s profitability indicators improved compared to the end of December 2021, supported by the favorable performance of results.

ROE AND ROTE (1) (PERCENTAGE)

ROA AND RORWA (1) (PERCENTAGE)

(1) Excludes: (I) BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021 for the periods 1Q21 and 2021; and (II) the net cost related to the restructuring process for the period 2021.

14

Balance sheet and business activity

The most relevant aspects related to the evolution of the Group’s balance sheet and business activity as of March 31, 2022 are summarized below:

–

Loans and advances to customers recorded a growth of 5.0% compared to the end of December 2021, strongly favored by the evolution of business loans (+7.7%) in all business areas and, to a lesser extent, by the dynamism of retail loans, especially in Mexico and South America (+2.7% at Group level), supported by the good performance of both consumer loans and credit cards (+5.0% overall at Group level) and mortgage loans (+1.4% at Group level).

–

Customer funds showed an increase of 2.2% compared to the end of December 2021, thanks to the contribution of demand deposits (+2.8%) and, to a lesser extent, of time deposits (+5.7%). For its part, off-balance sheet funds remained stable in the quarter.

CONSOLIDATED BALANCE SHEET (MILLIONS OF EUROS)
	31-03-22	Δ %	31-12-21	31-03-21

Cash, cash balances at central banks and other demand deposits	70,937	4.6	67,799	54,950

Financial assets held for trading	112,131	(9.2)	123,493	98,275

Non-trading financial assets mandatorily at fair value through profit or loss	6,625	8.9	6,086	5,488

Financial assets designated at fair value through profit or loss	1,036	(5.1)	1,092	1,110

Financial assets at fair value through accumulated other comprehensive income	65,103	7.7	60,421	72,771

Financial assets at amortized cost	388,031	4.1	372,676	363,754

Loans and advances to central banks and credit institutions	16,750	(11.6)	18,957	16,963

Loans and advances to customers	335,016	5.0	318,939	310,683

Debt securities	36,265	4.3	34,781	36,108

Investments in subsidiaries, joint ventures and associates	911	1.2	900	1,416

Tangible assets	7,375	1.1	7,298	7,703

Intangible assets	2,224	1.2	2,197	2,297

Other assets	21,471	2.6	20,923	109,165

Total assets	675,842	2.0	662,885	716,929

Financial liabilities held for trading	85,960	(5.7)	91,135	78,477

Other financial liabilities designated at fair value through profit or loss	9,761	0.8	9,683	9,714

Financial liabilities at amortized cost	504,480	3.4	487,893	475,813

Deposits from central banks and credit institutions	73,161	8.9	67,185	74,123

Deposits from customers	360,716	3.1	349,761	331,064

Debt certificates	53,540	(4.0)	55,763	57,418

Other financial liabilities	17,063	12.4	15,183	13,208

Liabilities under insurance and reinsurance contracts	11,094	2.1	10,865	10,325

Other liabilities	16,289	12.0	14,549	91,889

Total liabilities	627,585	2.2	614,125	666,218

Non-controlling interests	5,258	8.3	4,853	5,396

Accumulated other comprehensive income	(16,467)	(0.1)	(16,476)	(14,718)

Shareholders’ funds	59,467	(1.5)	60,383	60,033

Total equity	48,258	(1.0)	48,760	50,711

Total liabilities and equity	675,842	2.0	662,885	716,929

Memorandum item:

Guarantees given	48,891	6.4	45,956	43,110

General note: the “Other assets” and “Other liabilities” figures as of 31-03-21 mainly include the non-current assets and liabilities held for sale related to BBVA USA and the rest of the companies sold to PNC on June 1, 2021.

15

LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS)
	31-03-22	Δ %	31-12-21	31-03-21

Public sector	20,517	4.4	19,656	18,895

Individuals	150,366	2.7	146,433	144,523

Mortgages	92,598	1.4	91,324	91,438

Consumer	32,845	5.9	31,026	30,082

Credit cards	13,326	3.0	12,936	11,721

Other loans	11,597	4.0	11,146	11,282

Business	160,819	7.7	149,309	144,516

Non-performing loans	14,731	0.5	14,657	14,933

Loans and advances to customers (gross)	346,434	5.0	330,055	322,866

Allowances (1)	(11,417)	2.7	(11,116)	(12,183)

Loans and advances to customers	335,016	5.0	318,939	310,683

(1) Allowances include the valuation adjustments for credit risk during the expected residual life of those financial instruments which have been acquired (mainly originated from the acquisition of Catalunya Banc, S.A.). As of March 31, 2022, December 31, 2021 and March 31, 2021 the remaining amount was €245m and €266m and €334m, respectively.

The evolution of loans and advances to customers and the customer funds of the BBVA Group as of March 31 and December 31, 2021 and March 31, 2022 is shown below. For a more homogeneous comparison, the balances as of March 31, 2021 exclude BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021.

LOANS AND ADVANCES TO CUSTOMERS (BILLIONS OF EUROS)

CUSTOMER FUNDS (BILLIONS OF EUROS)

CUSTOMER FUNDS (MILLIONS OF EUROS)
	31-03-22	Δ %	31-12-21	31-03-21

Deposits from customers	360,716	3.1	349,761	331,064

Current accounts	301,333	2.8	293,015	260,988

Time deposits	58,170	5.7	55,059	69,144

Other deposits	1,213	(28.1)	1,687	932

Other customer funds	147,244	0.0	147,192	134,483

Mutual funds and investment companies and customer portfolios (1)	106,323	0.1	106,235	95,396

Pension funds	38,460	(0.8)	38,763	37,189

Other off-balance sheet funds	2,461	12.1	2,195	1,899

Total customer funds	507,961	2.2	496,954	465,547

  (1) Includes the customer portfolios in Spain, Mexico, Colombia and Peru.

16

Solvency

Capital base

The Group’s CET1 fully-loaded ratio stood at 12.70%2 as of March 31, 2022, which allows to maintain a large management buffer over the Group’s CET1 requirement (8.60%), also standing above the Group’s target management range established at 11.5-12% of CET1.

This ratio includes the negative impact of 10 basis points from the agreement reached with the company “Neon Payments Limited”. Isolating this effect, the CET1 ratio increased by 5 basis points, driven by the recurrent generation of profit net of dividends and remuneration of AT1 instruments, which contributed +23 basis points and which has made it possible to neutralize the negative evolution of the portfolio valuation due to the uncertainty in market variables, as well as the growth of risk-weighted assets (RWA) characterized, mainly, by the increase in lending activity.

The consolidated fully-loaded additional Tier 1 capital (AT1) stood at 1.84% as of March 31, 2022, resulting in a 3 basis points decrease from the previous quarter. On April 6, 2022, the Group announced its intention to prepay the issue of preferred shares eventually convertible into ordinary shares (CoCos) of BBVA, carried out on May 24, 2017, for a joint nominal amount of €500m at the first review date, next May 24, 2022. The impact of this amortization will be recorded in the following quarter, and is estimated at -16 basis points of the fully loaded AT1 ratio.

The consolidated fully-loaded Tier 2 ratio as of March 31, 2022 stood at 2.16%, a decrease of 21 basis points in the quarter. The total fully-loaded capital adequacy ratio stands at 16.71%.

Following the latest SREP (Supervisory Review and Evaluation Process) decision, received in February 2022 and with entry into force as from March 1, 2022, the ECB has informed the Group that the Pillar 2 requirement remains unchanged at 1.5% (of which at least 0.84% must be fulfilled with CET1). Therefore, BBVA must maintain a CET1 capital ratio of 8.60% and a total capital ratio of 12.76% at consolidated level.

The phased-in CET1 ratio at consolidated level stood at 12.81% as of March 31, 2022, considering the transitory effect of the IFRS 9 standard. AT1 reached 1.84% and Tier 2 reached 2.16%, resulting in a total capital adequacy ratio of 16.82%.

FULLY-LOADED CAPITAL RATIOS (PERCENTAGE)

CAPITAL BASE (MILLIONS OF EUROS)
	CRD IV phased-in			CRD IV fully-loaded

	31-03-22 (1) (2)	31-12-21	31-03-21	31-03-22 (1) (2)	31-12-21	31-03-21

Common Equity Tier 1 (CET 1)	40,537	39,949	43,234	40,154	39,184	42,092

Tier 1	46,364	45,687	48,955	45,982	44,922	47,818

Tier 2	6,838	7,383	8,294	6,837	7,283	7,959

Total Capital (Tier 1 + Tier 2)	53,203	53,069	57,249	52,819	52,205	55,778

Risk-weighted assets	316,325	307,795	354,342	316,095	307,335	354,433

CET1 (%)	12.81	12.98	12.20	12.70	12.75	11.88

Tier 1 (%)	14.66	14.84	13.82	14.55	14.62	13.49

Tier 2 (%)	2.16	2.40	2.34	2.16	2.37	2.25

Total capital ratio (%)	16.82	17.24	16.16	16.71	16.99	15.74

(1) As of March 31, 2022, the difference between the phased-in and fully-loaded ratios arises from the temporary treatment of certain capital items, mainly of the impact of IFRS 9, to which the BBVA Group has adhered voluntarily (in accordance with article 473bis of the CRR and the subsequent amendments introduced by the Regulation (EU) 2020/873).

(2) Preliminary data.

2 This level of CET1 includes the deduction of the total amount of the share buyback program authorized by the supervisor for a maximum amount of €3,500m that were already registered as of December 2021.

17

Regarding shareholder remuneration, on April 8, 2022, a cash payment of €0.23 gross against voluntary reserves was made for each outstanding share of BBVA entitled to receive this amount as additional shareholder remuneration for the year 2021, approved by the Annual General Meeting held on March 18, 2022. Thus, the total amount of cash distributions for the year 2021 was €0.31 gross per share, the largest distribution in 10 years.

The total shareholder remuneration includes, in addition to the aforementioned cash payments, the extraordinary remuneration resulting from the execution of the program scheme announced on October 29, 2021 for the buyback of own shares up to a maximum amount of 3,500 million euros. Regarding the first tranche of the share buyback program, BBVA announced on March 3, 2022 the completion of the program, having reached the maximum monetary amount of €1,500m disclosed in the inside information of November 19, 2021. The total number of own shares acquired was 281,218,710 shares. Additionally,the Bank announced on March 16, 2022 the execution of the First Segment of the Second Tranche up to a maximum amount of 1,000 million euros or a maximum number of shares of 356,551,306. This First Segment is being externally executed by Goldman Sachs International thorough Kepler Cheuvreux, S.A. as broker. Upon full execution of the First Segment, a second segment will be executed up to the remaining amount or remaining number of shares for the complete execution of the program scheme. From March 16 to March 31, 2022 and from April 1 to April 21, 2022, Goldman Sachs International, acting as lead manager for the First Segment through the broker Kepler Cheuvreux, S.A., has acquired 8,540,302 and 60,285,015 BBVA shares respectively.

As a result, the Group’s pay-out at the end of the 2021 financial year amounted to 43% of the same year’s ordinary profit3, thus the Group complies with what is indicated in its shareholder remuneration policy, which establishes the annual distribution of between 40% and 50% of the consolidated ordinary profit for each financial year.

SHAREHOLDER STRUCTURE (31-03-2022)
	Shareholders		Shares issued
Number of shares	Number	%	Number	%

Up to 500	336,503	41.3	63,002,367	0.9

501 to 5,000	375,689	46.1	663,481,382	10.0

5,001 to 10,000	55,273	6.8	388,853,888	5.8

10,001 to 50,000	42,990	5.3	822,168,494	12.3

50,001 to 100,000	3,068	0.4	209,065,809	3.1

100,001 to 500,000	1,432	0.2	259,986,825	3.9

More than 500,001	278	0.0	4,261,327,815	63.9

Total	815,233	100.0	6,667,886,580	100.0

With regard to MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, BBVA must reach, by January 1, 2022, an amount of own funds and eligible liabilities equal to 21.46% of the total RWAs of its resolution group, at a sub-consolidated4 level (hereinafter, the “MREL in RWAs”). This MREL in RWA does not include the combined capital buffer requirement which, according to applicable regulations and supervisory criteria, would currently be 3.26%, and it is currently the most restrictive requirement for BBVA. Given the structure of own funds and admissible liabilities of the resolution group, as of March 31, 2022, the MREL ratio in RWAs stands at 27.61%56, complying with the aforementioned requirement. The impact of the aforementioned early amortization of the CoCos from May 2017 will be recorded in the next quarter.

With the aim of reinforcing compliance with these requirements, in January 2022, BBVA S.A. issued a €1 billion senior non-preferred bond, with a maturity of 7 years and the option for early redemption in the sixth year, with a coupon of 0.875%.

Lastly, the Group’s leverage ratio stood at 6.7% fully-loaded (6.7% phased-in)7 as of March 31, 2022. These figures include the effect of the temporary exclusion of certain positions with the central banks of the different geographical areas where the Group operates, as foreseen in the “CRR-Quick fix”.

3 Excluding amounts and items of an extraordinary nature included in the consolidated income statement.

4 In accordance with the resolution strategy MPE (“Multiple Point of Entry”) of the BBVA Group, established by the SRB, the resolution group is made up of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries that belong to the same European resolution group. As of June 30, 2021, the total RWAs of the resolution group amounted to €190,377m and the total exposure considered for the purpose of calculating the leverage ratio amounted to €452,275m.

5 Own resources and eligible liabilities to meet, both, MREL and the combined capital buffer requirement applicable.

6 As of March 31, 2022, the MREL ratio in Leverage Ratio stands at 11.08% and the subordination ratios in terms of RWAs and in terms of exposure of the leverage ratio, stand at 24.07% and 9.66%, respectively, being preliminary data.

7 The Group’s leverage ratio is provisional at the date of release of this report.

18

Ratings

During the first quarter of 2022, BBVA’s rating has continued to show its strength and all agencies have maintained their rating in the A category. After upgrading BBVA’s rating one notch to A from A- in December 2021, S&P changed the outlook from negative to stable in March 2022, after taking a similar action in the Spanish sovereign rating (also A, with stable outlook). Also in March 2022, DBRS reported the result of its annual review of BBVA, affirming the rating at A (high) with a stable outlook. Moody’s and Fitch have maintained BBVA’s rating unchanged in the quarter at A3 and A-, respectively, both with a stable outlook. The following table shows the credit ratings and outlook assigned by the agencies:

RATINGS
Rating agency	Long term (1)	Short term	Outlook

DBRS	A (high)	R-1 (middle)	Stable

Fitch	A-	F-2	Stable

Moody’s	A3	P-2	Stable

Standard & Poor’s	A	A-1	Stable

(1) Ratings assigned to long term senior preferred debt. Additionally, Moody’s and Fitch assign A2 and A- rating, respectively, to BBVA’s long term deposits.

19

Risk management

Credit risk

In addition to the significant macroeconomic challenges raised by the COVID-19 pandemic that led to a decline in GDP in 2020 in many of the countries where the Group operates, the global economy is currently facing a number of exceptional challenges. Russia’s invasion of Ukraine has caused significant disruption, instability and volatility in the world markets, as well as increased inflation (contributing to further increases in energy, oil and other commodity prices further affecting supply chains). At sector level, those energy-intensive sectors with greater dependence on gas, as well as those that use natural gas as an input, are the ones that show greater sensitivity to this new environment. Generally, aluminum, paper, steel and glass stand out, and, particularly for gas, basic chemistry, construction materials and fertilizers.

In relation to the relief measures for customers affected by the pandemic and with the aim of mitigating the impact of these measures for the Group as much as possible, due to the high concentration in the time of their maturities, continuous monitoring of the their effectiveness has been made in order to verify their compliance and their dynamic adjustment to the evolution of the crisis. With regard to those measures, only the possibility of granting loans with public guarantees in Spain or the modification of their conditions, in accordance with the new Royal Decree-Law 6 /2022 of March 30, 2022, remain in place.

As for the direct impact that the war between Russia and Ukraine could have on the Group, it can be qualified as non-material for BBVA given the low direct exposure to customers from those countries. However, the indirect risk is greater due to the activity of clients in the affected area or sectors. Furthermore, there are additional implications due to increasing energy prices and geopolitical tensions, aside from the uncertainty due to inflation, supply disturbances and depressed demand, as well as the aforementioned geopolitical tension.

The Group has taken different measures geared towards reducing the impact that the war may have, amongst which, the lowering of limits at first followed by the suspension of operations with Russia; the lowering of internal ratings; and, the inclusion of the country and its unlikely to pay debtors as well as the subsidiaries of international groups under special monitoring.

Calculation of expected losses due to credit risk

In addition to the estimated individualized and collective expected losses and the macroeconomic estimates in accordance with the requirements of IFRS 9, the estimate at the end of the quarter includes the effect on the expected losses of the update of the macroeconomic forecasts, which have been affected by the war in Ukraine, the evolution of interest rates, inflation rates or the prices of commodities. Such update includes an adaptation of such forecasts, which has been reviewed following the internal approval circuits established for this purpose, to reflect the effects of the new inflationary environment on the results of the collective estimates. It is expected that this adaptation will be reviewed and, if appropriate, incorporated into the calculation methodology within the periodic review process that is carried out each year. Additionally, the Group can supplement the expected losses either by the consideration of additional risk drivers, the incorporation of sectorial particularities or that may affect a set of operations or borrowers. These adjustments should be of temporary nature, until the reasons for them disappear or they materialize.

As of March 31, 2022, there are adjustments to the expected losses amounting to €295m at the Group level, €208m in Spain, €16m in Peru and €71m in Mexico. As of December 31, 2021, this concept amounted to €311m in total, of which €226m were allocated to Spain, €18m to Peru and €68m to Mexico. The variation in the first quarter of 2022 is due to the use in Spain and Peru and without any additional allocation during the period.

BBVA Group’s credit risk indicators

The Group’s main credit risk indicators showed the following development in the first quarter of 2022:

–

Credit risk has increased by 5.1% during the first quarter of 2022 (+4.0% at constant exchange rates). General growth at constant exchange rates at Group level during the first months of the year, highlighting Turkey, Rest of Business and Mexico.

–	Stability in the balance of non-performing loans at Group level between January and March 2022 (+1.1% in current terms and -0.1% at constant rates).

20

NON-PERFORMING LOANS (1) AND PROVISIONS (1) (MILLIONS OF EUROS)

–	The NPL ratio stood at 3.9% as of March 31, 2022 (4.1% in December 2021), 16 basis points below the figure recorded in December 2021.

–	Loan-loss provisions increased by 2.7% compared to December 2021 with growth in almost all geographical areas.

–	The NPL coverage ratio amounted to 76%, 121 basis points above the close of 2021, and slightly higher than the levels reached in the pre-pandemic years (2019 and 2018).

–	The cumulative cost of risk as of March 31, 2022 stood at 0.82% (12 basis points below the close of 2021).

NPL (1) AND NPL COVERAGE (1) RATIOS AND COST OF RISK (1) (PERCENTAGE)

CREDIT RISK (1) (MILLIONS OF EUROS)
	31-03-22	31-12-21	30-09-21	30-06-21	31-03-21

Credit risk	395,325	376,011	371,708	370,348	365,292

Non-performing loans	15,612	15,443	14,864	15,676	15,613

Provisions	11,851	11,536	11,895	12,033	12,612

NPL ratio (%)	3.9	4.1	4.0	4.2	4.3

NPL coverage ratio (%) (2)	76	75	80	77	81

General note: figures excluding BBVA USA and the rest of companies in the United States sold to PNC on June 1, 2021.

(1) Includes gross loans and advances to customers plus guarantees given.

(2) The NPL coverage ratio includes the valuation adjustments for credit risk during the expected residual life of those financial instruments which have been acquired (mainly originated from the acquisition of Catalunya Banc, S.A.). Excluding these allowances, the NPL coverage ratio would stand at 74% as of March 31, 2022, 73% as of December 31, 2021 and 79% as of March 31, 2021.

21

NON-PERFORMING LOANS EVOLUTION (MILLIONS OF EUROS)

	1Q22 (1)	4Q21	3Q21	2Q21	1Q21

Beginning balance	15,443	14,864	15,676	15,613	15,451

Entries	1,772	2,875	1,445	2,321	1,915

Recoveries	(1,286)	(1,235)	(1,330)	(1,065)	(921)

Net variation	485	1,640	115	1,256	994

Write-offs	(579)	(832)	(848)	(1,138)	(796)

Exchange rate differences and other	263	(228)	(80)	(55)	(36)
Period-end balance	15,612	15,443	14,864	15,676	15,613

Memorandum item:

Non-performing loans	14,731	14,657	14,226	15,013	14,933

Non performing guarantees given	881	786	637	663	681

General note: figures excluding BBVA USA and the rest of Group’s companies in the United States sold to PNC on June 1, 2021.

(1) Preliminary data.

Structural risks

Liquidity and funding

Liquidity and funding management at BBVA aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of financing. In this context, it is important to notice that, given the nature of BBVA’s business, the funding of lending activity is fundamentally carried out through the use of stable customer funds.

Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity and funding (taking deposits or accessing the market with their own rating), without fund transfers or financing occurring between either the parent company and the subsidiaries or between the different subsidiaries. This strategy limits the spread of a liquidity crisis among the Group’s different areas and ensures that the cost of liquidity and financing is correctly reflected in the price formation process.

The BBVA Group maintains a solid liquidity position in every geographical area in which it operates, with liquidity ratios well above the minimum required:

–

The BBVA Group’s liquidity coverage ratio (LCR) remained comfortably above 100% throughout the first three months of 2022, and stood at 152% as of March 31, 2022. For the calculation of this ratio, it is assumed that there is no transfer of liquidity among subsidiaries; i.e. no type of excess liquidity levels in foreign subsidiaries are considered in the calculation of the consolidated ratio. When considering these excess liquidity levels, the BBVA Group’s LCR would stand at 199%.

–

The net stable funding ratio (NSFR), defined as the ratio between the amount of stable funding available and the amount of stable funding required, demands banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. This ratio should be at least 100% at all times. The BBVA Group’s NSFR ratio, calculated based on the criteria established in the Regulation (UE) 2019/876 of the European Parliament and of the Council of May 20, 2019, with entry into force in June 2021, stood at 135% as of March 31, 2022.

The breakdown of these ratios in the main geographical areas in which the Group operates is shown below:

LCR AND NSFR RATIOS (PERCENTAGE. 31-03-22)

	Eurozone (1)	Mexico	Turkey (2)	South America

LCR	173	227	240	All countries >100

NSFR	126	146	163	All countries >100

(1) BBVA, S.A. liquidity management perimeter: Spain + branches of the outside network.

(2) Calculated at bank only local level.

One of the key elements in BBVA’s Group liquidity and funding management is the maintenance of large high quality liquidity buffers in all the geographical areas where the Group operates. In this respect, the Group has maintained for the last 12 months an average volume of high quality liquid assets (HQLA) accounting to €134.6 billion, among which, 93% correspond to maximum quality assets (LCR Tier 1).

It should be noted that the war in Ukraine has not had a significant impact on the liquidity and financing situation of the BBVA Group units during the first quarter of 2022. The most relevant aspects related to the main geographical areas are the following:

–

BBVA S.A. has maintained a sound position with a large high-quality liquidity buffer. During the first quarter of 2022, commercial activity has drawn down liquidity amounting to approximately €3 billion due to the growth in lending activity above deposits. On the other hand, collateral generation activities have continued with the issuance of mortgage and regional bonds to retain for an amount of €2 billion, highlighting the creation of a new mortgage securitization fund held as

22

collateral for an amount of €12.4 billion, which groups the assets previously held in seven funds, generating an additional collateral of approximately €3 billion.

–

In BBVA Mexico, commercial activity has provided liquidity for the amount of approximately 17 billion Mexican pesos between January and March 2022, derived from a growth in customer funds that exceeded that of lending activity. As a result of the comfortable liquidity position, a cost-efficient funding management has been carried out in an environment of rising rates. In terms of wholesale issuances, there were no maturities or new issues during the first quarter of 2022.

–

In the first quarter, the Central Bank of the Republic of Turkey has kept the benchmark rate unchanged, despite the increases in the inflation rate. The mechanism to encourage local currency deposits has also been maintained. Similarly, between January and March 2022, the lending gap in local currency has narrowed, with a higher increase in deposits than in loans, while the lending gap in foreign currency has increased, with flat lending behavior and a decline in deposits, as a result of the mechanism to encourage local currency deposits. Garanti BBVA continues to maintain a stable liquidity position with comfortable ratios.

–

In South America, the liquidity situation remains adequate throughout the region. In Argentina, liquidity in the system and in BBVA continues to increase due to the higher growth in deposits than in loans in local currency. In BBVA Colombia, activity picks up above the growth in deposits. For its part, BBVA Peru maintains solid levels of liquidity, in a quarter in which liquidity has slightly decreased in the foreign currency balance and has increased in the local currency balance.

The main wholesale financing transactions carried out by the companies of the BBVA Group are listed below:

–

In January 2022, BBVA S.A. issued a €1 billion senior non-preferred bond, with a maturity of 7 years and the option for early redemption in the sixth year, with a coupon of 0.875%. In addition, the Group has communicated the intention to early redeem the preference shares contingently convertible into ordinary shares of BBVA (CoCos) issued in May 2017 by BBVA. For more information, consult the “Solvency” chapter of this report.

Foreign exchange

Foreign exchange risk management of BBVA’s long-term investments, principally stemming from its overseas franchises, aims to preserve the Group’s capital adequacy ratio and ensure the stability of its income statement.

During the first quarter of 2022, the euro has been weak due to the more negative consequences for Europe of the war in Ukraine. The main beneficiaries at the beginning of the year have been the currencies of Latin America, which have been significantly favored by the rise in the price of raw materials as well as by the intensification of the rate increases by the different central banks of the region. Thus, the Mexican peso appreciated by 4.8% against the euro, the Peruvian sol by 9.4%, the Colombian peso by 8.4% and the Chilean peso by 9.5%. For its part, the Argentine peso accumulated a depreciation of 5.5%. With regard to the US dollar, its appreciation against the euro was 2.0%. Finally, the Turkish lira depreciated by 6.4% against the euro in the first quarter of the year.

EXCHANGE RATES (EXPRESSED IN CURRENCY/EURO)

	Year-end exchange rates			Average exchange rates
	31-03-22	Δ % on 31-03-21	Δ % on 31-12-21	1Q22	Δ % on 1Q21

U.S. dollar	1.1101	5.6	2.0	1.1217	7.4

Mexican peso	22.0903	8.9	4.8	22.9919	6.7

Turkish lira	16.2823	(40.3)	(6.4)	15.6725	(43.1)

Peruvian sol	4.1185	7.1	9.4	4.2651	3.4

Argentine peso (1)	123.13	(12.4)	(5.5)	—	—

Chilean peso	873.83	(1.8)	9.5	907.74	(3.9)

Colombian peso	4,160.82	5.3	8.4	4,389.23	(2.4)

(1) According to IAS 29 “Financial information in hyperinflationary economies”, the year-end exchange rate is used for the conversion of the Argentina income statement.

BBVA maintains its policy of actively hedging its main investments in emerging markets, covering on average between 30% and 50% of annual earnings and around 70% of the CET1 capital ratio surplus. The sensitivity of the Group’s CET1 fully-loaded ratio to 10% depreciations in major currencies is estimated at: +19 basis points for the US dollar, -5 basis points for the Mexican peso and -1 basis point for the Turkish lira. With regard to coverage levels of the expected results for 2022 is close to 80% in the case of Mexico, 50% in Turkey and 100% in Peru and Colombia.

Interest rate

Interest rate risk management seeks to limit the impact that BBVA may suffer, both in terms of net interest income (short-term) and economic value (long-term), from adverse movements in the interest rate curves in the various currencies in which the Group operates. BBVA carries out this work through an internal procedure, pursuant to the guidelines established by the European Banking Authority (EBA), in order to analyze the potential impact that could derive from a range of scenarios on the Group’s different balance sheets.

The model is based on assumptions intended to realistically mimic the behavior of the balance sheet. Of particular relevance are assumptions regarding the behavior of accounts with no explicit maturity and prepayment estimates. These assumptions are reviewed and adapted at least once a year to take into account any changes in observed behavior.

At the aggregate level, BBVA continues to maintain a moderate risk profile, in accordance with the established objective, showing positive sensitivity toward interest rate increases in the net interest income.

23

At the market level, during the first quarter of 2022, the United States sovereign curve has continued to flatten, in an environment of higher inflation levels, highlighting the first increase of 25 basis points by the Federal Reserve during the month of March. Compared to the sovereign curves of the Eurozone, Germany’s curve has been steeper, with strong rises in all sections of the curve, discounting rate hikes for the last quarters of the year. Peripheral countries have behaved similarly to Germany, with further slight upturns. With regard to the emerging world, flattening moves similar to those of the United States, continuing with the rate hikes cycle, even accelerating the pace in many countries. Turkey, for its part, has kept the monetary policy rate unchanged at 14%. Regarding the behavior of sovereign curves, divergence between the real rate curve (lower yields) and the nominal curve (higher yields).

By area, the main features are:

–

Spain has a balance sheet characterized by a high proportion of variable-rate loans (basically mortgages and corporate lending) and liabilities composed mainly of customer demand deposits. The ALCO portfolio acts as a management lever and hedging for the bank’s balance sheet, mitigating its sensitivity to interest rate fluctuations. The balance sheet interest rate risk profile remained stable during the year, showing a positive net interest income sensitivity to 100 basis points increases by the interest rates slightly around 15 to 20%.

On the other hand, the ECB held the marginal deposit facility rate unchanged at -0.50% during the first quarter of 2022 and, as announced in December 2021, has completed its Pandemic Emergency Purchase Program (PEPP). European benchmark interest rates (Euribor) have begun to pick up the ECB’s expectations of rate hikes in the second half of the year, especially the 12-month Euribor which closed March at -7 basis points, which represents an increase of 43 basis points in the quarter. In this sense, customer spread, which keeps pressured by the low interest rates environment, will benefit from interest rate hikes in the coming quarters.

–

Mexico continues to show a balance between fixed and variable interest rates balances. In terms of assets that are most sensitive to interest rate fluctuations, the commercial portfolio stands out, while consumer loans and mortgages are mostly at a fixed rate. With regard to the customer funds, the high proportion of non-interest bearing deposits should be highlighted, which are insensitive to interest rate movements. The ALCO portfolio is invested primarily in fixed-rate sovereign bonds with limited maturities. Net interest income sensitivity continues to be limited, registering a positive impact against 100 basis points increases in the Mexican peso, which is around 2%. The monetary policy rate stands at 6.5%, 100 basis points above the end-of-year level of 2021, following two successive increases in February and March 2022, of 50 basis points each. Regarding the consumer spread, an improvement can be appreciated so far in 2022, a trend which should continue due to the higher interest rates environment.

–

In Turkey, the sensitivity of loans, which are mostly fixed-rate but with relatively short maturities, and the ALCO portfolio balance the sensitivity of deposits on the liability side. The interest rate risk is thus limited, both in Turkish lira and in foreign currencies. With regard to benchmark rates, the Central Bank of the Republic of Turkey has kept them unchanged during the first quarter of 2022. In addition, there has been a sharp upturn in inflation, which has generated positive impacts on the bond portfolio linked to it. The customer spread has continued to improve during the first months of 2022.

–

In South America, the interest rate risk profile remains low as most countries in the area have a fixed/variable composition and maturities that are very similar for assets and liabilities, with limited net interest income sensitivity. In addition, in balance sheets with several currencies, interest rate risk is managed for each of the currencies, showing a very low level of risk. The benchmark rates of the central banks of Peru and Colombia continued to rise during the first quarter, with increases of 150 and 200 basis points, respectively. Additionally, the central bank of Peru carried out an increase of 50 basis points on April 8 to place rates at 4.5%. Customer spreads have changed little during the quarter in both geographical areas, with slight increases in Colombia and slight falls in Peru, although they are expected to improve during 2022, favored by an environment of higher interest rates.

INTEREST RATES (PERCENTAGE)

	31-03-22	31-12-21	30-09-21	30-06-21	31-03-21

Official ECB rate	0.00	0.00	0.00	0.00	0.00

Euribor 3 months (1)	(0.50)	(0.58)	(0.55)	(0.54)	(0.54)

Euribor 1 year (1)	(0.24)	(0.50)	(0.49)	(0.48)	(0.49)

USA Federal rates	0.25	0.25	0.25	0.25	0.25

TIIE (Mexico)	6.50	5.50	4.75	4.25	4.00

CBRT (Turkey)	14.00	14.00	18.00	19.00	19.00

(1) Calculated as the month average.

24

Business areas

This section presents the most relevant aspects of the Group’s different business areas. Specifically, for each one of them, it shows a summary of the income statements and balance sheets, the business activity figures and the most significant ratios.

The structure of the business areas reported by the BBVA Group as of March 31, 2022, is identical with the one presented at the end of 2021.

The composition of BBVA Group’s business areas is summarized below:

–

Spain mainly includes the banking and insurance businesses that the Group carries out in this country, including the proportional share of the results of the company created from the bancassurance agreement reached with Allianz at the end of 2020.

–	Mexico includes banking and insurance businesses in this country, as well as the activity that BBVA Mexico carries out through its branch in Houston.

–	Turkey reports the activity of the group Garanti BBVA that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.

–	South America mainly includes banking and insurance activity conducted in the region.

–	Rest of Business mainly incorporates the wholesale activity carried out in Europe (excluding Spain) and in the United States, as well as the banking business developed through BBVA’s branches in Asia.

The Corporate Center contains the centralized functions of the Group, including: the costs of the head offices with a corporate function; structural exchange rate positions management; portfolios whose management is not linked to customer relations, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies including the venture capital fund Propel Venture Partners; certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets as well as such portfolios and assets’ funding. Additionally, the results obtained by BBVA USA and the rest of the companies included in the sale agreement to PNC until the closing of the transaction on June 1, 2021, are presented in a single line of the income statements called “Profit (loss) after taxes from discontinued operations”. Finally, the costs related to the BBVA, S.A. restructuring process carried out in Spain during the second half of the year 2021, being considered such process a strategic decision, are included in this aggregate and are recorded in the line “Net cost related to the restructuring process”.

In addition to these geographical breakdowns, supplementary information is provided for the wholesale business carried out by BBVA, Corporate & Investment Banking (CIB), in the countries where it operates. This business is relevant to have a broader understanding of the Group’s activity and results due to the important features of the type of customers served, products offered and risks assumed.

The information by business areas is based on units at the lowest level and/or companies that make up the Group, which are assigned to the different areas according to the main region or company group in which they carry out their activity. With regard to the information related to the business areas, in the first quarter of 2022 the Group changed the allocation criteria for certain expenses related to global technology projects between the Corporate Center and the business areas, therefore, to ensure that year-on-year comparisons are homogeneous, the figures corresponding to the financial year 2021 have been restated, which did not affected the consolidated financial information of the Group. Also in the first quarter of 2022, an equity team from the Global Markets unit was transferred from Spain to New York, with the corresponding transfer of the costs associated with this relocation from the Spain area to the Rest of Business area.

Regarding the shareholders’ funds allocation, in the business areas, a capital allocation system based on the consumed regulatory capital is used.

Finally, it should be noted that, as usual, in the case of the different business areas, that is, Mexico, Turkey, South America and Rest of Business, and, additionally, CIB, in addition to the year-on-year variations applying current exchange rates, the variations at constant exchange rates are also disclosed.

At the end of February 2022, the accumulated inflation of the last three years in Turkey exceeded 100%, as published in its March 16, 2022 alert by the IPTF (The International Practices Task Force).

According to the criteria established by IAS 29 “Financial information in hyperinflationary economies”, as of the date of the interim Consolidated Financial Statements for the first quarter of 2022, the economy of Turkey has not been considered highly inflationary.

The Group is monitoring the development of the economic environment in Turkey, in accordance with the criteria indicated in the previous paragraph, in order to assess, at each financial reporting date, whether the circumstances exist to consider that the Turkish economy could be highly inflationary, which is likely to happen as early as in the second quarter of 2022.

25

MAIN INCOME STATEMENT LINE ITEMS BY BUSINESS AREA (MILLIONS OF EUROS)
		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Σ Business areas	Corporate Center
1Q22

Net interest income	4,158	859	1,746	706	809	75	4,196	(37)

Gross income	5,939	1,663	2,245	1,027	881	202	6,018	(79)

Operating income	3,525	950	1,488	797	469	87	3,791	(266)

Profit (loss) before tax	2,766	841	1,068	696	311	104	3,021	(255)

Net attributable profit (loss) excluding non-recurring impacts (1)	1,651	601	777	249	158	81	1,866	(215)

1Q21 (2)

Net interest income	3,451	866	1,366	530	660	73	3,495	(44)

Gross income	5,155	1,633	1,761	834	714	231	5,173	(18)

Operating income	2,850	877	1,133	569	372	115	3,066	(215)

Profit (loss) before tax	1,759	506	677	481	197	105	1,965	(206)

Net attributable profit (loss) excluding non-recurring impacts (1)	1,033	370	489	191	100	84	1,233	(201)
(1) Non-recurring impacts include profit (loss) after tax from discontinued operations in the first quarter of 2021.
(2) Restated balances.

GROSS INCOME (1), OPERATING INCOME (1) AND NET ATTRIBUTABLE PROFIT (1) BREAKDOWN (PERCENTAGE. 1Q22)

MAIN BALANCE-SHEET ITEMS AND RISK-WEIGHTED ASSETS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Σ Business areas	Corporate Center	Deletions

31-03-22

Loans and advances to customers	335,016	171,950	60,744	33,726	37,975	31,495	335,889	501	(1,374)

Deposits from customers	360,716	206,451	69,537	40,157	38,875	6,650	361,669	182	(1,135)

Off-balance sheet funds	147,244	90,828	34,434	4,422	16,978	581	147,242	2	—

Total assets/liabilities and equity	675,842	410,045	128,221	58,551	61,637	47,594	706,049	29,303	(59,509)

RWAs	316,325	109,623	67,626	49,589	46,330	31,607	304,777	11,548	—

31-12-21

Loans and advances to customers	318,939	171,081	55,809	31,414	34,608	26,965	319,877	1,006	(1,945)

Deposits from customers	349,761	206,663	64,003	38,341	36,340	6,266	351,613	175	(2,027)

Off-balance sheet funds	147,192	94,095	32,380	3,895	16,223	597	147,190	2	—

Total assets/liabilities and equity	662,885	413,430	118,106	56,245	56,124	40,328	684,233	30,835	(52,182)

RWAs	307,795	113,797	64,573	49,718	43,334	29,280	300,703	7,092	—

26

NUMBER OF EMPLOYEES

NUMBER OF ATMS

NUMBER OF BRANCHES

27

Spain

Highlights

•	Growth in lending activity despite the usual seasonality in the first quarter of the year

•	Favorable year-on-year evolution of the main margins

•	Significant improvement in the efficiency ratio

•	Lower impairment on financial assets and good performance of risk indicators

BUSINESS ACTIVITY (1) (VARIATION COMPARED TO 31-12-21)

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE)

OPERATING INCOME (MILLIONS OF EUROS)

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)

28

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q22	Δ %	1Q21(1)

Net interest income	859	(0.8)	866

Net fees and commissions	536	5.4	509

Net trading income	190	1.3	187

Other operating income and expenses	79	10.9	71

Of which: Insurance activities (2)	96	7.1	90

Gross income	1,663	1.9	1,633

Operating expenses	(714)	(5.6)	(756)

Personnel expenses	(383)	(10.5)	(428)

Other administrative expenses	(226)	3.7	(218)

Depreciation	(105)	(5.0)	(110)

Operating income	950	8.3	877

Impairment on financial assets not measured at fair value through profit or loss	(89)	(51.7)	(185)

Provisions or reversal of provisions and other results	(19)	(89.5)	(186)

Profit (loss) before tax	841	66.1	506

Income tax	(239)	76.4	(136)

Profit (loss) for the period	602	62.3	371

Non-controlling interests	(1)	38.2	(1)

Net attributable profit (loss)	601	62.3	370

(1) Restated balances. For more information, please refer to the “Business Areas” section.
(2) Includes premiums received net of estimated technical insurance reserves.

Balance sheets	31-03-22	Δ %	31-12-21

Cash, cash balances at central banks and other demand deposits	28,567	8.3	26,386

Financial assets designated at fair value	136,353	(6.3)	145,546

Of which: Loans and advances	42,486	(16.1)	50,633

Financial assets at amortized cost	199,699	0.0	199,646

Of which: Loans and advances to customers	171,950	0.5	171,081

Inter-area positions	37,242	9.6	33,972

Tangible assets	2,508	(1.0)	2,534

Other assets	5,675	6.2	5,346

Total assets/liabilities and equity	410,045	(0.8)	413,430

Financial liabilities held for trading and designated at fair value through profit or loss	75,724	(6.9)	81,376

Deposits from central banks and credit institutions	59,876	9.3	54,759

Deposits from customers	206,451	(0.1)	206,663

Debt certificates	36,027	(5.7)	38,224

Inter-area positions	—	—	—

Other liabilities	17,622	(4.3)	18,406

Regulatory capital allocated	14,345	2.4	14,002

Relevant business indicators	31-03-22	Δ %	31-12-21

Performing loans and advances to customers under management (1)	169,095	0.5	168,235

Non-performing loans	8,436	(0.2)	8,450

Customer deposits under management (1)	205,927	0.0	205,908

Off-balance sheet funds (2)	90,828	(3.5)	94,095

Risk-weighted assets	109,623	(3.7)	113,797

Efficiency ratio (%)	42.9		51.7

NPL ratio (%)	4.2		4.2

NPL coverage ratio (%)	61		62

Cost of risk (%)	0.17		0.30

(1) Excluding repos.

(2) Includes mutual funds, customer portfolios and pension funds.

29

Macro and industry trends

The economic recovery continued in the last months of 2021 and the first months of 2022, despite the negative impact on activity of the increased infections caused by new variants of the COVID-19. According to official estimates, after a fall of 10.8% in 2020, the GDP grew 5.1% in 2021. Inflation continued to accelerate (in March 2022 it stood at 9.8%), driven mainly by energy prices. According to BBVA Research, in a context of high uncertainty, mainly due to the war between Ukraine and Russia, GDP growth could decelerate this year to around 4.1%, a lower level than previously expected (5.5%), although still relatively high, supported by the growing use of resources from European funds. Given the recent rise in commodity prices, particularly energy prices, inflation will likely remain high this year (around 7.0%, on average).

With regard to the banking system, with data as of the end of January 2022, lending volumes to the private sector recorded a decline of 0.1% year-on-year, also after a decline of 0.1% in 2021 as a whole. The NPL ratio remained contained at 4.32% in January 2022 after rising 3 basis points since December 2021 due to the slight decrease in credit volume in January. In 2021 as a whole, the NPL ratio fell 22 basis points to 4.29%. In addition, it should be noted that the system maintained comfortable levels of solvency and liquidity.

Activity

The most relevant aspects related to the area’s activity during 2022 were:

–

Lending activity (performing loans under management) was higher than at the end of 2021 (+0.5%), due largely to the growth in business segments, especially loans to SMEs (+4.3%), which compensated for the usual seasonal slowdown in credit cards (+0.7%, including consumer loans) and lower activity with public administrations (-1.9%).

–

With regard to asset quality, the non-performing loan ratio decreased by 4 basis points in the quarter to 4.2% mainly due to the good level of recoveries, supported by the reclassification of moratoriums, following months of good payment behavior after the grace period expired. In terms of the NPL coverage ratio, it remained stable in the quarter, reaching 61%.

–

Total customer funds registered a variation of -1.1% compared to 2021 year-end. In the quarter, the off-balance sheet funds recorded a decrease of 3.5%, mainly due to the negative effect of the markets evolution. For its part, the balance of customer deposits under management remained stable between January and March as the increase in deposits held by retail customers compensated for the decrease in balances held with public administrations. By product, demand deposits grew by 0.9%, compensating for the drop in time deposits (-9.2%).

Results

Spain generated a net attributable profit of €601m during the first quarter of 2022, up 62.3% from the result achieved between January and March of the previous year, due to the good performance of gross income, driven by commissions, the significant reduction in personnel expenses, as well as lower write-offs and provisions.

The most notable aspects of the year-on-year changes in the area’s income statement at the end of March 2022 were:

–	Net interest income registered a slight decrease of 0.8%, mainly due to the effect of the low interest rates’ environment on the stock of loans, which was partially offset by lower financing costs.

–	Fees and commissions showed a positive performance (+5.4% year-on-year), mainly favored by a greater contribution from banking services and revenues associated with asset management and insurance.

–	NTI at the end of March 2022 was 1.3% higher than in the same period of the previous year, due in part to the greater contribution of the Global Markets area.

–	The other operating income and expenses line compares positively to the previous year, favored by the better performance of the insurance business.

–	Operating expenses were lower than at the end of the first quarter of 2021 (-5.6% in year-on-year terms), mainly due to lower personnel expenses as a result of the staff decrease.

–	Due to the gross income growth and the declined expenses, the efficiency ratio stood at 42.9%, representing a significant improvement compared to the 46.3% recorded at the end of March 2021.

–

Impairment on financial assets was 51.7% lower compared to the first quarter of 2021, due to the good performance of the underlying asset supported by some non-recurring items recorded in the first quarter of 2022. As a result, the accumulated cost of risk at the end of March 2021 stood at 0.17%.

–

The provisions and other results line closed the first quarter of the year at €-19m, which positively compares with the last year, mainly due to lower legal and labor contingencies, higher results from real estate assets and lower provisions for off-balance sheet risks.

30

Mexico

Highlights

•	Growth in lending activity and customer funds in the quarter

•	Improved customer spread, which is already partly reflected in the net interest income

•	Significant improvement in the efficiency ratio

•	Impairment on financial assets related to the macroeconomic environment with a good performance of the loan portfolio

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-21)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATE)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

31

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q22	Δ %	Δ % (1)	1Q21 (2)

Net interest income	1,746	27.8	19.8	1,366

Net fees and commissions	343	21.7	14.1	282

Net trading income	92	33.0	24.6	69

Other operating income and expenses	64	45.6	36.5	44

Gross income	2,245	27.5	19.5	1,761

Operating expenses	(756)	20.4	12.9	(628)

Personnel expenses	(334)	31.0	22.8	(255)

Other administrative expenses	(332)	12.6	5.5	(295)

Depreciation	(90)	15.4	8.2	(78)

Operating income	1,488	31.4	23.2	1,133

Impairment on financial assets not measured at fair value through profit or loss	(419)	(8.5)	(14.3)	(458)

Provisions or reversal of provisions and other results	(1)	n.s.	n.s.	2

Profit (loss) before tax	1,068	57.9	48.0	677

Income tax	(291)	55.1	45.4	(188)

Profit (loss) for the period	777	59.0	49.0	489

Non-controlling interests	(0)	63.5	53.3	(0)

Net attributable profit (loss)	777	59.0	49.0	489

(1) At constant exchange rate.

(2) Restated balances. For more information, please refer to the “Business Areas” section.

Balance sheets	31-03-22	Δ %	Δ % (1)	31-12-21

Cash, cash balances at central banks and other demand deposits	14,927	15.0	9.7	12,985

Financial assets designated at fair value	37,488	6.7	1.9	35,126

Of which: Loans and advances	1,343	60.9	53.5	835

Financial assets at amortized cost	70,952	8.6	3.7	65,311

Of which: Loans and advances to customers	60,744	8.8	3.9	55,809

Tangible assets	1,771	2.3	(2.4)	1,731

Other assets	3,085	4.5	(0.3)	2,953

Total assets/liabilities and equity	128,221	8.6	3.6	118,106

Financial liabilities held for trading and designated at fair value through profit or loss	22,773	14.8	9.5	19,843

Deposits from central banks and credit institutions	2,797	(14.4)	(18.3)	3,268

Deposits from customers	69,537	8.6	3.7	64,003

Debt certificates	8,286	3.8	(0.9)	7,984

Other liabilities	16,987	7.7	2.8	15,779

Regulatory capital allocated	7,841	8.5	3.5	7,229

Relevant business indicators	31-03-22	Δ %	Δ % (1)	31-12-21

Performing loans and advances to customers under management (2)	61,040	9.1	4.2	55,926

Non-performing loans	1,943	1.1	(3.5)	1,921

Customer deposits under management (2)	69,089	9.1	4.1	63,349

Off-balance sheet funds (3)	34,434	6.3	1.5	32,380

Risk-weighted assets	67,626	4.7	0.0	64,573

Efficiency ratio (%)	33.7			35.3

NPL ratio (%)	3.0			3.2

NPL coverage ratio (%)	115			106

Cost of risk (%)	2.84			2.67

(1) At constant exchange rate.

(2) Excluding repos.

(3) Includes mutual funds, customer portfolios and other off-balance sheet funds.

32

Macro and industry trends

Economic growth decelerated in the second half of 2021 after a strong expansion in the first half of the year. Thus, GDP growth was 5.0% in 2021, lower than initially expected by BBVA Research. This figure reflects a partial activity recovery given the 8.4% drop recorded in 2020. At the same time, strong inflationary pressures have led Banxico to raise monetary policy interest rates to 6.5% in March, from 4.0% in May last year. According to estimates by BBVA Research, interest rates will continue to increase, in an environment of relatively high inflation (around 6.4% on average in 2022), and GDP growth this year will moderate to around 1.2% (one percentage point lower than expected three months ago).

With regard to the banking system, based on data as of January 2022, the lending volume increased by 4.8% in the last twelve months, showing strong growth in the mortgage portfolio (+10.1%), followed by consumer loans (+4.8%) and corporate loans (+3.0%), while deposits (demand and time deposits) increased by 7.1% in January 2022, on a year-on-year basis. The system’s NPL ratio stood at 2.44% in January 2022 (+2.70% twelve months earlier) and the capital indicators are comfortable.

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rate. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity during the first quarter of 2022 were:

–

Lending activity (performing loans under management) recorded a growth of 4.2% between January and March 2022, with growth in, both, the wholesale and retail portfolio. The retail segment continued to show the dynamism that began in the second quarter of 2021 and grew at a rate of 3.2% in the quarter. Within this segment, SME, mortgage loans and consumer loans (+7.0%, +2.7% and +4.0%, respectively) showed the greatest dynamism, while mortgage loans, together with credit cards, slowed their growth rate compared to the previous quarter. For its part, the wholesale portfolio, which includes larger companies and the public sector, recorded a growth of 4.2%, due to commercial efforts to attract and retain new customers. As a result of the above, the retail portfolio weight, which is more profitable for BBVA Mexico, stood at 50.5% at the end of March 2022.

–

With regard to the asset quality indicators, the NPL ratio stood at 3.0% at the end of March, representing an improvement of 22 basis points in the quarter, reflecting the good performance of NPL flows with lower inflows in the quarter. For its part, the NPL coverage ratio closed March at 115%, with an increase of 915 basis points in the quarter.

–

Customer deposits under management increased in the first quarter of 2022 (+4.1%). This performance is explained, both, by the growth in demand deposits (+4.7%) and by time deposits (+1.0%). Finally, off-balance sheet funds grew by 1.5% between January and March 2022.

Results

In Mexico, BBVA achieved a net attributable profit of €777m between January and March 2022, representing an increase of 49.0% compared to the first quarter of 2021, mainly as a result of the good performance of recurring revenues, favored especially by the dynamism of the net interest income and lower loan-loss provisions, which compensated the increase in operating expenses.

The most relevant aspects of the year-on-year changes in the income statement at the end of March 2022 are summarized below:

–

Net interest income increased by 19.8%, mainly as a result of both higher volumes of loans under management and the price effect, as some portfolios already reflect increased official interest rates together with better results from the securities portfolio. This offset the higher financing costs, resulting from both, higher balances of customer deposits and from the aforementioned increase of rates.

–	Net fees and commissions increased by 14.1% thanks to higher levels of transactions, especially on credit cards, as well as those arising from investment banking operations and mutual fund management.

–	NTI increased by 24.6% year-on-year, mainly due to the excellent results of the Global Markets unit in the first three months of 2022.

–	The other operating income and expenses line recorded a year-on-year growth of 36.5%, mainly due to the higher results of the insurance business.

–

Operating expenses increased (+12.9%), mainly due to higher personnel expenses, impacted by the employee internalization process carried out in the second half of 2021. General expenses also increased, in an environment of rising prices where certain expenses are indexed to inflation, as well as by higher marketing and technology expenses. Notwithstanding the above, there was a significant improvement in the efficiency ratio, which stood at 33.7% compared to 35.7% recorded twelve months earlier.

–

The impairment on financial assets decreased year-on-year (-14.3%), due to lower provisioning requirements for the loan portfolio. As a result of all the above, the cumulative cost of risk as of March 2022 stood at 2.84%.

–

The provisions and other results line showed an unfavorable comparison, impacted by provisions for contingent liabilities and commitments that offset the higher results from sales of foreclosed assets.

33

Turkey

Highlights

•	Activity growth in the quarter driven by Turkish lira loans and deposits

•	Year-on-year growth in recurring revenue and NTI

•	Solid risk indicators

•	Improved efficiency ratio

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-21)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATE)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

34

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q22	Δ %	Δ % (1)	1Q21 (2)

Net interest income	706	33.2	134.2	530

Net fees and commissions	132	(14.7)	50.0	154

Net trading income	175	39.2	144.7	126

Other operating income and expenses	15	(40.0)	5.5	24

Gross income	1,027	23.1	116.4	834

Operating expenses	(230)	(13.4)	52.3	(265)

Personnel expenses	(130)	(8.0)	61.6	(142)

Other administrative expenses	(77)	(14.4)	50.5	(90)

Depreciation	(23)	(33.1)	17.6	(34)

Operating income	797	40.1	146.4	569

Impairment on financial assets not measured at fair value through profit or loss	(97)	(21.1)	38.6	(123)

Provisions or reversal of provisions and other results	(4)	n.s.	n.s.	35

Profit (loss) before tax	696	44.7	154.4	481

Income tax	(193)	105.3	261.0	(94)

Profit (loss) for the period	503	30.0	128.6	387

Non-controlling interests	(254)	29.5	127.6	(196)

Net attributable profit (loss)	249	30.6	129.6	191

(1) At constant exchange rate.

(2) Restated balances. For more information, please refer to the “Business Areas” section.

Balance sheets	31-03-22	Δ %	Δ % (1)	31-12-21

Cash, cash balances at central banks and other demand deposits	7,926	2.1	9.1	7,764

Financial assets designated at fair value	5,178	(2.1)	4.6	5,289

Of which: Loans and advances	—	(99.9)	(99.8)	295

Financial assets at amortized cost	43,624	5.0	12.2	41,544

Of which: Loans and advances to customers	33,726	7.4	14.8	31,414

Tangible assets	607	(2.6)	4.1	623

Other assets	1,217	18.7	26.9	1,025

Total assets/liabilities and equity	58,551	4.1	11.3	56,245

Financial liabilities held for trading and designated at fair value through profit or loss	2,198	(3.2)	3.4	2,272

Deposits from central banks and credit institutions	3,677	(10.0)	(3.8)	4,087

Deposits from customers	40,157	4.7	11.9	38,341

Debt certificates	3,548	(1.9)	4.8	3,618

Other liabilities	2,568	18.6	26.7	2,166

Regulatory capital allocated	6,403	11.1	18.8	5,761

Relevant business indicators	31-03-22	Δ %	Δ % (1)	31-12-21

Performing loans and advances to customers under management (2)	32,979	7.7	15.2	30,610

Non-performing loans	3,072	2.6	9.6	2,995

Customer deposits under management (2)	40,155	4.7	12.0	38,335

Off-balance sheet funds (3)	4,422	13.5	21.3	3,895

Risk-weighted assets	49,589	(0.3)	6.6	49,718

Efficiency ratio (%)	22.4			29.5

NPL ratio (%)	6.7			7.1

NPL coverage ratio (%)	75			75

Cost of risk (%)	1.00			1.33

(1) At constant exchange rate.

(2) Excluding repos.

(3) Includes mutual funds and pension funds.

35

Macro and industry trends

GDP grew strongly in the fourth quarter of 2021, contributing to an average annual growth of 11%, higher than previously estimated by BBVA Research. Relatively strong demand, high commodities prices, as well as the sharp depreciation of the Turkish lira following the interest rate cuts announced in recent months have contributed to a very significant increase in annual inflation to 61.1% in March 2022. According to BBVA Research’s estimates, growth could moderate significantly to 2.5% in 2022 (compared to a previous forecast of 3.5%), partly due to the aftermath of the war between Ukraine and Russia. However, the economic environment is highly volatile given the combination of high inflation (on average it could be above 60% in 2022), very negative real interest rates, pressure on the Turkish lira and high external financing needs as well as the current global context.

With regard to the banking system, based on data as of February 2022, the total volume of lending in the system increased by 43.7% year-on-year in local currency (+27.0% in the Turkish lira portfolio and +76.0% in the foreign currency loan portfolio), while deposits grew by 60.5%, included in these growth rates are the effect of inflation and the depreciation of the Turkish lira. The system’s NPL ratio stood at 3.02% in February 2021 (4.02% in February 2021 and 3.16% at the end of 2021).

Unless expressly stated otherwise, all comments below on rates of changes for both activity and income, will be presented at constant exchange rates. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity during the first three months of 2022 were:

–

Lending activity (performing loans under management) increased by 15.2% between January and March 2022, driven by the growth in Turkish lira loans (+16.4%). This growth was mainly supported by commercial loans and backed by credit cards and consumer loans. Foreign currency loans (in U.S. dollars) increased in the first quarter of 2022 (+3.3%).

–

In terms of asset quality, the NPL ratio decreased by 39 basis points to 6.7% compared to the end of December 2021, due to increased activity in the quarter. Growth in non-performing loans, with NPL flows where the entries of individualized cases were offset by recoveries, retail sales and the exchange rate effect. The NPL coverage ratio remained almost stable at 75% as of March 31, 2022.

–

Customer deposits under management (69% of total liabilities in the area as of March 31, 2022) remained as the main source of funding for the balance sheet and increased by 12.0%. Especially noteworthy is the positive performance of Turkish lira time deposits (+32.7%), which represent 73.7% of total customer deposits in local currency, as well as demand deposits (+17.8%). Foreign currency deposits (in U.S. dollars) decreased by 7.1%. For its part, the evolution of off-balance sheet funds (+21.3%) also stood out.

Results

Turkey generated a net attributable profit of €249m in the first quarter of 2022, 129.6% higher than the same period of the previous year, supported by strong growth in recurring income, especially on the net interest income side, and higher contribution from NTI. Taking into account the effect of the depreciation of the Turkish lira over the period, the results generated by Turkey increased by 30.6%.

The most significant aspects of the year-on-year evolution in the area’s income statement at the end of March 2022 were:

–

Net interest income recorded significant growth (+134.2%), mainly due to larger loan volumes, mainly in Turkish lira loans, and the increase in the customer spread, as well as higher contribution from inflation-linked bonds. This was partly offset by higher financing costs.

–	Net fees and commissions increased by 50.0% mainly driven by the positive performance in payment systems, money transfer, asset management, contingent commitments and Project Finance.

–	NTI performed significantly well (+144.7%), mainly due to the earnings of the Global Markets unit, FX trading gains, as well as gains from derivatives transactions.

–	Other operating income and expenses line increased by 5.5% in 2022, mainly due to the greater contribution of the subsidiaries of Garanti BBVA.

–

Operating expenses grew by 52.3%, with increase in, both, personnel and general expenses, impacted by the higher inflation rate. Nevertheless, the efficiency ratio remained at a low level (22.4%), improving from March 2021 figure thanks to outstanding gross income evolution.

–

Impairment on financial assets decreased by 21.1% at current exchange rates, with lower requirements in the individualized portfolio and good dynamics in the wholesale portfolio recoveries. As a result, the cumulative cost of risk at the end of March 2022 decreased to 1.00% from 1.33% recorded at the end of the previous year.

–

The provisions and other results line closed March with a loss of €4m, compared to the profit of €35m recorded in the same period of the previous year, mainly due to higher provisions for special funds and contingent liabilities recorded in 2022.

36

South America

Highlights

•	Growth in lending activity and customer funds in the quarter

•	Outstanding boost in recurring income

•	Improvement in the efficiency ratio despite the growth in expenses in an inflationary environment

•	Good performance of risk indicators

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-21)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

37

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q22	Δ %	Δ % (1)	1Q21 (2)

Net interest income	809	22.7	27.0	660

Net fees and commissions	178	48.3	50.0	120

Net trading income	93	25.3	28.2	74

Other operating income and expenses	(199)	42.2	45.5	(140)

Gross income	881	23.4	27.4	714

Operating expenses	(413)	20.5	24.0	(343)

Personnel expenses	(201)	21.0	24.7	(166)

Other administrative expenses	(177)	24.7	28.8	(142)

Depreciation	(35)	0.7	1.1	(34)

Operating income	469	26.1	30.6	372

Impairment on financial assets not measured at fair value through profit or loss	(141)	(11.5)	(10.6)	(159)

Provisions or reversal of provisions and other results	(16)	2.0	3.4	(16)

Profit (loss) before tax	311	58.5	67.9	197

Income tax	(88)	52.3	61.1	(57)

Profit (loss) for the period	224	61.1	70.7	139

Non-controlling interests	(66)	68.9	77.1	(39)

Net attributable profit (loss)	158	58.0	68.2	100

(1) At constant exchange rates.

(2) Restated balances. For more information, please refer to the “Business Areas” section.

Balance sheets	31-03-22	Δ %	Δ % (1)	31-12-21

Cash, cash balances at central banks and other demand deposits	8,269	(3.3)	(8.5)	8,549

Financial assets designated at fair value	9,977	39.1	31.4	7,175

Of which: Loans and advances	216	37.8	27.1	157

Financial assets at amortized cost	40,535	7.4	0.3	37,747

Of which: Loans and advances to customers	37,975	9.7	1.9	34,608

Tangible assets	993	11.0	7.4	895

Other assets	1,862	5.9	0.4	1,758

Total assets/liabilities and equity	61,637	9.8	3.0	56,124

Financial liabilities held for trading and designated at fair value through profit or loss	2,584	37.2	26.4	1,884

Deposits from central banks and credit institutions	6,514	18.4	8.6	5,501

Deposits from customers	38,875	7.0	0.4	36,340

Debt certificates	3,384	5.3	(2.6)	3,215

Other liabilities	4,686	11.4	9.4	4,207

Regulatory capital allocated	5,595	12.4	5.3	4,977

Relevant business indicators	31-03-22	Δ %	Δ % (1)	31-12-21

Performing loans and advances to customers under management (2)	37,932	9.7	1.9	34,583

Non-performing loans	1,904	5.0	(3.1)	1,813

Customer deposits under management (3)	38,893	7.0	0.3	36,364

Off-balance sheet funds (4)	16,978	4.7	1.7	16,223

Risk-weighted assets	46,330	6.9	0.2	43,334

Efficiency ratio (%)	46.8			48.2

NPL ratio (%)	4.3			4.5

NPL coverage ratio (%)	99			99

Cost of risk (%)	1.17			1.65

(1) At constant exchange rates.

(2) Excluding repos.

(3) Excluding repos and including specific marketable debt securities.

(4) Includes mutual funds, customer portfolios in Colombia and Peru and pension funds.

38

SOUTH AMERICA. DATA PER COUNTRY (MILLIONS OF EUROS)

	Operating income				Net attributable profit (loss)
Country	1Q22	Δ %	Δ % (1)	1Q21 (2)	1Q22	Δ %	Δ % (1)	1Q21 (2)

Argentina	82	161.6	n.s.	31	18	n.s.	n.s.	4

Colombia	169	18.7	21.6	143	69	47.5	51.1	47

Peru	187	17.2	13.3	160	51	89.7	83.4	27

Other countries (3)	30	(21.1)	(22.0)	38	19	(11.4)	(12.0)	22

Total	469	26.1	30.6	372	158	58.0	68.2	100

(1) Figures at constant exchange rates.

(2) Restated balances. For more information, please refer to the “Business Areas” section.

(3) Bolivia, Chile (Forum), Paraguay in 2020, Uruguay and Venezuela. Additionally, it includes eliminations and other charges.

SOUTH AMERICA. RELEVANT BUSINESS INDICATORS PER COUNTRY (MILLIONS OF EUROS)

	Argentina		Colombia		Peru
	31-03-22	31-12-21	31-03-22	31-12-21	31-03-22	31-12-21

Performing loans and advances to customers under management (1) (2)	3,387	3,150	14,069	13,366	16,806	17,010

Non-performing loans and guarantees given (1)	59	77	725	755	1,039	1,057

Customer deposits under management (1) (3)	6,466	5,749	13,454	13,886	14,961	15,253

Off-balance sheet funds (1) (4)	1,986	1,622	2,573	2,574	1,539	1,786

Risk-weighted assets	6,767	6,775	15,853	14,262	19,004	18,016

Efficiency ratio (%)	63.9	69.0	34.3	37.0	38.8	38.2

NPL ratio (%)	1.7	2.3	4.6	5.0	4.9	4.9

NPL coverage ratio (%)	165	146	107	103	87	89

Cost of risk (%)	2.04	2.20	1.62	1.85	0.73	1.59

(1) Figures at constant exchange rates.

(2) Excluding repos.

(3) Excluding repos and including specific marketable debt securities.

(4) Includes mutual funds and customer portfolios (in Colombia and Peru).

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.

Activity and results

The most relevant aspects related to the area’s activity during the first quarter of 2022 were:

–	Lending activity (performing loans under management) registered a variation of +1.9% in the first three months of the year, with growth in practically all segments excluding loans to public sector.

–

With regard to asset quality, the NPL ratio stood at 4.3%, with a decrease of 18 basis points in the quarter, with reductions in Colombia and Argentina as a result of limited NPL entries and a good management of recoveries and write-offs. For its part, the NPL coverage rate remained stable at 99%.

–

Customer funds under management remained stable in the first quarter of 2022 (+0.8%) compared to the 2021 closing balances, with growth in off-balance sheet funds (+1.7%) and time deposits (+3.1%), which offset the slight reduction in demand deposits (-0.6%).

South America generated €158m in the first quarter of 2022, representing a year-on-year variation of +68.2%, mainly due to the improved performance of recurring income (+30.6%) and NTI (+28.2%), which more than offset the higher impact of inflation in Argentina and the growth of expenses. At the end of March 2022, the cumulative impact of inflation in Argentina on the net attributable profit of the area was €-62m compared to €-43m accumulated at the end of March 2021.

39

More detailed information on the most representative countries of the business area is provided below:

Argentina

Macro and industry trends

Greater control of the pandemic during the second half of 2021 has allowed a rapid recovery in economic activity and a growth of 10.3% of GDP in 2021, above BBVA Research estimates which forecasts a moderation to approximately 3.5% in 2022 (unchanged from the previous forecast, three months ago). Inflation remains very high, at around 50% at the end of December 2021, and some acceleration is expected during 2022. Likewise, the new loan agreement with the International Monetary Fund could increase the scope for correcting some of the current macroeconomic distortions and reduce uncertainty about the future evolution of the Argentine economy.

The banking system continues to be influenced by the high inflation scenario. At the end of March 2022, lending grew by 46.0% compared to the same month in 2021, while deposits grew by 49.0%. Meanwhile, the NPL ratio reached 4.3% in January 2022 (50 basis points more than in January 2021).

Activity and results

–

Lending activity increased by 7.5% compared to the close of December 2021, a figure that is below inflation, with growth in the retail segment (7.5%), especially consumer loans (13.1%), credit cards (5.0%), and in the business segment (7.7%). The NPL ratio stood at 1.7% as a result of limited NPL entries, a good management of recoveries and the write-off of a relevant client provisioned at 100%. For its part, the NPL coverage ratio increased to 165% due to the reduction in the balance of non-performing assets in the quarter.

–	Balance sheet funds grew by 12.5% in the first quarter of 2022 and off-balance sheet funds (mutual funds) grew by 22.4% in the same period.

–

The cumulative net attributable profit at the end of March 2022 stood at €18m, above the figure achieved at the end of March 2021. Good performance of the net interest income, mainly favored by higher rates and management of surplus liquidity, and favorable evolution of fees, highlighting payment channels. The aforementioned was partially offset by a more negative adjustment for inflation, as well as by higher expenses and provisions, the latter resulting, partially, from the negative impact recorded by the deterioration in the macroeconomic scenario at the beginning of 2022, since the provisioning needs of the loan portfolio were lower.

Colombia

Macro and industry trends

Economic activity has shown greater dynamism than expected in the last months of 2021, which is why the growth in the year could stand at 10.6%, a significant recovery after the 6.8% contraction of GDP in 2020. In addition, the high inflation has helped the Bank of the Republic raise interest rates to 5.0% in April, from 1.75% in August 2021. Likewise, BBVA Research estimates that, despite further expected interest rates increases, inflation will remain relatively high this year (8.0%, on average), and growth will converge to around 4.5% in 2022.

In a context of higher inflation, the growth of total lending in the banking system accelerated to 10.9% year-on-year in January 2022, driven by credit to households, both on the consumer and on the mortgage side (14.5% and 14.7% year-on-year, respectively). Corporate lending growth also accelerated to 7.8% year-on-year in January this year. Likewise, total deposits show a strong rebound, growing by 9.5% year-on-year at the end of January 2022. The system’s NPL ratio rebounded slightly in January 2022 to 4.14% (3.93% in December 2021 and 5.18% in January 2021).

Activity and results

–

Lending activity started well in the financial year showing a growth of 5.3% compared to the end of 2021, with a more dynamic in the wholesale portfolio (+6.4%) and slightly less in the retail portfolio (+4.6%), where consumer loans “libranzas” and “free investment” stood out, both aimed at customers with payroll or fixed income and credit cards. In terms of asset quality, the NPL ratio stood at 4.6% at the end of the first quarter of 2022, which represents a reduction of 41 basis points in the quarter due to limited entries into default and an adequate management of recoveries and write-offs. For its part, the NPL coverage ratio increased to 107%, mainly due to a favorable performance of the non-performing loans.

–

Customer deposits under management decreased by 3.1% compared to 2021 year-end, with growth in demand deposits, which did not compensate for the strategic reduction of time deposits (-12.8%), with higher costs for BBVA Colombia. For its part, off-balance sheet funds (mutual funds and managed portfolios) remained stable (-0.1%) between January and March 2022.

–

The net attributable profit in the first quarter of 2022 stood at €69m, or what is the same, 51.1% above that achieved in the same period of the previous year, thanks to the favorable evolution of recurring income and the NTI, as well as lower provisions for impairment on financial assets, which offset the increase in operating expenses.

40

Peru

Macro and industry trends

The economic recovery process continued in the last months of 2021. Activity indicators have surprised positively compared to what was expected. Thus, BBVA Research estimates that after the 11% drop registered in 2020, the GDP would have increased in 2021 by around 13.3%, despite inflationary pressures and increases in monetary policy interest rates up to 4.5% in April 2022. BBVA Research expects growth to be around 2% in 2022, slightly below its previous forecast, in a context of relatively high inflation (around 6.5%, on average) and with additional rises in interest rates.

Total lending growth in the banking system reached 6.7% year-on-year in January 2022, characterized by a moderation in corporate lending (to +5.7% year-on-year) after the strong boost from the Reactiva Peru credit program, but offset by greater dynamism in consumer credit (+9.1% year-on-year). The housing portfolio maintained its year-on-year growth rate, around +8.3%. For its part, the system’s NPL ratio remained stable at around 3.21% in January (22 basis points less than the same month of 2021).

Activity and results

–

Lending activity registered a decrease of 1.2% between January and March 2022, mainly due to the deleveraging of loans to companies (-1.9%) in an environment of high competition, which makes it difficult to offset the amortizations of the program Reactiva Peru, although renewals are being carried out at higher rates. The NPL ratio remains stable at 4.9% and the NPL coverage ratio fell by 155 basis points in the quarter to 87%, with entries in non-performing loans and lower provisioning requirements than in the previous quarter.

–

Customers funds under management decreased by 3.2% in the first quarter of 2022, mainly due to lower balances in current accounts while deposits increased by 13.6% due to balances deposited by certain wholesale customers.

–

During the first quarter of 2022, recurring income grew by 14.9%, thanks to the favorable evolution of the net interest income, which benefited from higher volumes and increasing rates; and commissions, compared to the first quarter of the previous year, affected by the lockdowns in February 2021. The aforementioned, together with the lower provisions for impairment of financial assets (-55.1%), offset the increase in operating expenses (+12.4%). As a result, the net attributable profit stood at €51m at the end of March 2022, 83.4% higher than the figure achieved at the end of the first quarter of 2021.

41

Rest of Business

Highlights

•	Increase in lending activity and customer funds in the first quarter of 2022

•	Good performance of net interest income and controlled expenses

•	Solid risk indicators

•	Increased performance in Europe and the New York branch

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-21)

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

42

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q22	Δ %	Δ % (1)	1Q21 (2)

Net interest income	75	3.1	1.6	73

Net fees and commissions	56	(21.2)	(24.1)	71

Net trading income	68	(13.2)	(15.0)	78

Other operating income and expenses	3	(69.6)	(71.6)	8

Gross income	202	(12.6)	(14.8)	231

Operating expenses	(115)	(0.5)	(3.7)	(115)

Personnel expenses	(60)	(6.1)	(9.6)	(64)

Other administrative expenses	(49)	6.1	3.5	(46)

Depreciation	(5)	9.9	8.0	(5)

Operating income	87	(24.6)	(26.0)	115

Impairment on financial assets not measured at fair value through profit or loss	7	n.s.	214.1	2

Provisions or reversal of provisions and other results	10	n.s.	n.s.	(12)

Profit (loss) before tax	104	(0.6)	(2.9)	105

Income tax	(23)	9.9	7.0	(21)

Profit (loss) for the period	81	(3.2)	(5.4)	84

Non-controlling interests	—	—	—	—

Net attributable profit (loss)	81	(3.2)	(5.4)	84

(1) At constant exchange rates.

(2) Restated balances. For more information, please refer to the “Business Areas” section.

Balance sheets	31-03-22	Δ %	Δ % (1)	31-12-21

Cash, cash balances at central banks and other demand deposits	3,832	(3.5)	(5.3)	3,970

Financial assets designated at fair value	8,584	51.1	48.3	5,682

Of which: Loans and advances	7,589	61.8	58.6	4,691

Financial assets at amortized cost	34,732	14.6	14.0	30,315

Of which: Loans and advances to customers	31,495	16.8	16.2	26,965

Inter-area positions	—	—	—	—

Tangible assets	79	13.7	13.4	70

Other assets	366	25.7	24.8	291

Total assets/liabilities and equity	47,594	18.0	17.1	40,328

Financial liabilities held for trading and designated at fair value through profit or loss	7,913	56.4	53.3	5,060

Deposits from central banks and credit institutions	1,842	7.8	6.6	1,709

Deposits from customers	6,650	6.1	5.4	6,266

Debt certificates	1,348	15.6	15.0	1,166

Inter-area positions	25,226	14.2	13.6	22,085

Other liabilities	898	18.9	18.1	755

Regulatory capital allocated	3,717	13.1	12.4	3,287

Relevant business indicators	31-03-22	Δ %	Δ % (1)	31-12-21

Performing loans and advances to customers under management (2)	31,531	16.8	16.2	27,000

Non-performing loans	249	(4.5)	(4.5)	261

Customer deposits under management (2)	6,650	6.1	5.4	6,266

Off-balance sheet funds (3)	581	(2.7)	(2.7)	597

Risk-weighted assets	31,607	7.9	7.3	29,280

Efficiency ratio (%)	56.9			58.4

NPL ratio (%)	0.6			0.7

NPL coverage ratio (%)	116			116

Cost of risk (%)	(0.10)			(0.11)

(1) At constant exchange rates.

(2) Excluding repos.

(3) Includes pension funds.

43

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators. Comments that refer to Europe exclude Spain.

Activity

The most relevant aspects of the activity of Rest of Business of BBVA Group between January and March 2022 were:

–	Lending activity (performing loans under management) registered an increase (+16.2%), due to a favorable performance of BBVA’s branches located in Europe, Asia and New York.

–

Regarding credit risk indicators, the NPL ratio stood at 0.6%, 11 basis points below the end of December 2021 due to an increase in activity combined with a decrease in non-performing loans. The NPL coverage ratio improved by 40 basis points, remaining at 116%, the same level as at the end of the previous year.

–	Customer funds under management increased by 4.7% in the quarter due to an increase in deposits from wholesale customers in the New York branch.

Results

The most significant aspects of the year-on-year evolution in the area’s income statement at the end of March 2022 are the following:

–	The net interest income showed a variation of +1.6% compared to the same period of the previous year, with a positive performance in Europe and Asia.

–

Net commissions fell by -24.1% compared to the end of March 2021, due to lower issuance and advisory fees in Asia and, in particular, due to lower contribution from BBVA Securities, the Group’s broker-dealer in the United States.

–	The NTI line registered a variation of -15.0% year-on-year mainly driven by the lower results of Global Markets in Europe, affected by the instability of the current context.

–	Year-on-year decrease in operating expenses (-3.7%) due to lower expenses recorded by BBVA Securities.

–

The impairment on financial assets line closed March 2022 with a reversal of €7m, which positively compares against the reversal of €2m recorded twelve months earlier, consequence of lower requirements in Europe.

–	As a result, the area’s cumulative net attributable profit between January and March 2022 was €81m (-5.4% year-on-year).

44

Corporate Center

FINANCIAL STATEMENTS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q22	Δ %	1Q21 (1)

Net interest income	(37)	(14.6)	(44)

Net fees and commissions	(4)	41.8	(3)

Net trading income	(38)	n.s.	46

Other operating income and expenses	1	n.s.	(18)

Gross income	(79)	n.s.	(18)

Operating expenses	(187)	(4.9)	(197)

Personnel expenses	(131)	1.6	(129)

Other administrative expenses	(8)	(63.0)	(20)

Depreciation	(48)	2.5	(47)

Operating income	(266)	23.8	(215)

Impairment on financial assets not measured at fair value through profit or loss	1	n.s.	0

Provisions or reversal of provisions and other results	11	18.8	9

Profit (loss) before tax	(255)	23.7	(206)

Income tax	46	n.s.	6

Profit (loss) for the period	(209)	4.6	(200)

Non-controlling interests	(6)	n.s.	(1)

Net attributable profit (loss) excluding non-recurring impacts	(215)	7.4	(201)

Profit (loss) after tax from discontinued operations (2)	—	—	177

Net attributable profit (loss)	(215)	n.s.	(24)

(1) Restated balances. For more information, please refer to the “Business Areas” section.
(2) Including the results generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021.

Balance sheets	31-03-22	Δ %	31-12-21

Cash, cash balances at central banks and other demand deposits	8,608	(10.4)	9,609

Financial assets designated at fair value	2,680	27.7	2,099

Of which: Loans and advances	—	n.s.	—

Financial assets at amortized cost	1,331	(38.8)	2,175

Of which: Loans and advances to customers	501	(50.2)	1,006

Inter-area positions	—	—	—

Tangible assets	1,914	(2.5)	1,964

Other assets	14,769	(1.5)	14,988

Total assets/liabilities and equity	29,303	(5.0)	30,835

Financial liabilities held for trading and designated at fair value through profit or loss	137	62.9	84

Deposits from central banks and credit institutions	763	(7.6)	825

Deposits from customers	182	3.9	175

Debt certificates	947	(39.2)	1,556

Inter-area positions	9,621	24.0	7,758

Other liabilities	7,297	5.3	6,932

Regulatory capital allocated	(37,901)	7.5	(35,257)

Total equity	48,258	(1.0)	48,760

45

Results

The Corporate Center recorded a net attributable loss of €-215m in the first quarter of 2022, This result compares to €-24m recorded in the same period of the previous year, although it must be taken into account that this figure included the results generated by the businesses that the Group had in the United States until its sale to PNC on June 1, 2021. Excluding the non-recurring impact, the net attributable profit of the Corporate Center stood at €-201m.

In addition to the aforementioned, the most relevant aspects of the year-on-year evolution are summarized below:

–

Between January and March 2022, the NTI registered a negative result of €38m, which contrasts with the gains of €46m in the same period of the previous year, mainly due to lower results due to exchange rate hedges and a lower contribution of the portfolio of industrial and financial holdings, partially offset by the positive results of the valuation of the Group’s stakes in Funds & Investment Vehicles in tech companies.

–	Finally, the reduction in operating expenses mainly due to lower IT-related costs.

46

Other information: Corporate & Investment Banking

Highlights

•	Strong impetus for lending activity and stability in customer funds in the quarter

•	Double-digit income growth in Spain, Turkey, Mexico and South America

•	Improved efficiency ratio

•	Impairment on financial assets well below March 2021

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-21)

GROSS INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

47

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q22	Δ %	Δ % (1)	1Q21 (2)

Net interest income	466	22.1	29.3	381

Net fees and commissions	198	3.2	10.9	192

Net trading income	363	33.1	44.4	273

Other operating income and expenses	(8)	(27.0)	(27.1)	(11)

Gross income	1,019	22.0	30.7	835

Operating expenses	(259)	10.3	11.3	(235)

Personnel expenses	(119)	12.1	12.8	(106)

Other administrative expenses	(114)	12.6	14.4	(101)

Depreciation	(26)	(5.4)	(5.7)	(27)

Operating income	760	26.5	38.9	601

Impairment on financial assets not measured at fair value through profit or loss	(21)	(51.5)	(34.3)	(43)

Provisions or reversal of provisions and other results	19	n.s.	n.s.	(22)

Profit (loss) before tax	758	41.5	53.8	536

Income tax	(211)	49.9	60.8	(141)

Profit (loss) for the period	548	38.5	51.3	395

Non-controlling interests	(104)	35.9	81.8	(76)

Net attributable profit (loss)	444	39.1	45.6	319

(1) At constant exchange rates.

(2) Restated balances. For more information, please refer to the “Business Areas” section.

Balance sheets	31-03-22	Δ %	Δ % (1)	31-12-21

Cash, cash balances at central banks and other demand deposits	6,334	23.6	19.9	5,125

Financial assets designated at fair value	121,982	(7.4)	(8.0)	131,711

Of which: Loans and advances	48,695	(11.8)	(12.0)	55,232

Financial assets at amortized cost	80,211	10.8	9.9	72,363

Of which: Loans and advances to customers	70,185	13.1	12.1	62,042

Inter-area positions	—	—	—	—

Tangible assets	54	24.6	23.2	43

Other assets	1,061	n.s.	n.s.	110

Total assets/liabilities and equity	209,641	0.1	(0.7)	209,352

Financial liabilities held for trading and designated at fair value through profit or loss	92,173	(3.3)	(3.8)	95,283

Deposits from central banks and credit institutions	16,255	26.2	25.4	12,884

Deposits from customers	38,572	0.6	(1.1)	38,360

Debt certificates	4,279	(25.5)	(27.1)	5,746

Inter-area positions	45,440	2.8	2.6	44,196

Other liabilities	2,615	(9.8)	(9.2)	2,901

Regulatory capital allocated	10,306	3.2	1.2	9,983

Relevant business indicators	31-03-22	Δ %	Δ % (1)	31-12-21

Performing loans and advances to customers under management (2)	69,657	13.1	12.1	61,588

Non-performing loans	1,373	(3.1)	0.6	1,417

Customer deposits under management (2)	38,011	1.5	(0.1)	37,445

Off-balance sheet funds (3)	1,500	14.2	14.0	1,314

Efficiency ratio (%)	25.4			30.9

(1) At constant exchange rate.

(2) Excluding repos.

(3) Includes mutual funds, customer portfolios and other off-balance sheet funds.

48

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity in 2022 were:

–

Lending activity (performing loans under management) recorded a double-digit increase in the first quarter of 2022 (+12.1%), after a complex year 2021 marked by the competitive environment, excess liquidity in the market and difficulties in renewing agreements. All geographical areas, excluding South America, recorded a positive evolution with Rest of Business, Turkey and Mexico leading the way. By product, the Global Transaction Banking operation stands out.

–

Customer funds remained stable during the first quarter of the year, thanks to the active management of the area and closed March with a slight increase of 0.4% compared to December 2021. Deposits from the Group’s wholesale customers continue to be a relevant lever for the Group’s liquidity management. By geographical areas, the positive evolution in South America (+12.6%) and, to a lesser extent, in Spain (+2.6%) stands out.

Results

CIB generated a net attributable profit of €444m in the first quarter of 2022, which represents an increase of 45.6% on a year-on-year basis, thanks to the growth in recurring income, NTI and lower provisions, which offset the growth in operating expenses. It should also be noted that all business lines of the CIB area recorded growth compared to the first quarter of 2021, both in income and at the level of net attributable profit.

The most relevant aspects of the year-on-year evolution in the income statement of this aggregate are summarized below:

–

At the end of the first quarter of the year, net interest income stood +29.3% above the same period last year, thanks to the aforementioned good performance of lending activity and the performance of the Global Markets unit. By geographical areas, double-digit growth in Turkey, Spain and South America stands out.

–

Net fees and commissions recorded an increase of +10.9%, mainly due to the performance of investment banking and the performance of Project Finance, as well as transactional banking and the good global performance, particularly in cash management. Double-digit growth in South America and Mexico stands out, which offset the lower contribution of Rest of Business and Spain.

–

NTI showed a good evolution (+44.4%), mainly due to the performance of the Global Markets unit, driven by the income from business activity and intraday trading in foreign exchange positions. By geographical areas, Turkey and, to a lesser extent, Mexico and Spain stand out.

–

Operating expenses increased by 11.3% in the first quarter of 2022, in a year-on-year comparison affected by the cost containment plans implemented by CIB in 2021, although the area continues to focus its efforts on discretionary expenses. Despite the aforementioned, the efficiency ratio stood at 25.4%, which is a significant improvement over the same period last year (-268 basis points).

–	Provisions for impairment on financial assets were significantly lower than in the previous year, due to lower impacts on individual clients in most geographical areas.

–	Finally, the provision line recorded a net release at the end of the first quarter of 2022, which contrasts with the provisions made twelve months earlier, mainly in New York.

49

Alternative Performance Measures (APMs)

BBVA presents its results in accordance with the International Financial Reporting Standards (EU-IFRS). However, it also considers that some Alternative Performance Measures (hereinafter APMs) provide useful additional financial information that should be taken into account when evaluating performance. These APMs are also used when making financial, operational and planning decisions within the Entity. The Group firmly believes that they give a true and fair view of its financial information. These APMs are generally used in the financial sector as indicators for monitoring the assets, liabilities and economic and financial situation of entities.

BBVA Group’s APMs are given below. They are presented in accordance with the European Securities and Markets Authority (ESMA) guidelines, published on October 5, 2015 (ESMA/2015/1415en) as well as the statement published by the ESMA on May 20, 2020 (ESMA 32-63-972), about implications of the COVID-19 outbreak on the half-yearly financial reports. The guidelines mentioned before are aimed at promoting the usefulness and transparency of APMs included in prospectuses or regulated information in order to protect investors in the European Union. In accordance with the indications given in the guidelines, BBVA Group’s APMs:

–	Include clear and readable definitions of the APMs.

–

Disclose the reconciliations to the most directly reconcilable line item, subtotal or total presented in the financial statements of the corresponding period, separately identifying and explaining the material reconciling items.

–	Are standard measures generally used in the financial industry, so their use provides comparability in the analysis of performance between issuers.

–	Do not have greater preponderance than measures directly stemming from financial statements.

–	Are accompanied by comparatives for previous periods.

–	Are consistent over time.

Constant exchange rates

When comparing two dates or periods in this management report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. This is done for the amounts in the income statement by using the average exchange rate against the euro in the most recent period for each currency of the geographical areas in which the Group operates, and applying it to both periods; for amounts in the balance sheet and activity, the closing exchange rates in the most recent period are used.

Reconciliation of the Financial Statements of the BBVA Group

Below is the reconciliation between the income statements of the Condensed Interim Consolidated Financial Statements (hereinafter, “consolidated Financial Statements”) and the consolidated management income statement, shown throughout this report, for the first quarter of 2021.

In particular, there is a difference in the positioning of the results generated during the first quarter of 2021 by BBVA USA and the rest of the companies sold to PNC on June 1, 2021. In the Consolidated financial statements, these results are included in the line “Profit (loss) after tax from discontinued operations” and are taken into account both for the calculation of the “Profit (loss) for the period” and for the profit (loss) “Attributable to the owners of the parent” whereas, for management purposes, they are not included in the “Profit (loss) for the period”, as they are included in a line below it, as can be seen in the following tables.

50

CONCILIATION OF THE BBVA GROUP’S INCOME STATEMENTS (MILLIONS OF EUROS)

CONSOLIDATED INCOME STATEMENT		ADJUSTMENTS	MANAGEMENT INCOME STATEMENT

	1Q21		1Q21

NET INTEREST INCOME	3,451	—	3,451	Net interest income
Dividend income	6			(*)

Share of profit or loss of entities accounted for using the equity method	(6)			(*)

Fee and commission income	1,609		1,609	Fees and commissions income

Fee and commission expense	(476)		(476)	Fees and commissions expenses

	1,133	—	1,133	Net fees and commissions

Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	122

Gains (losses) on financial assets and liabilities held for trading, net	114

Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	120

Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	153

Gains (losses) from hedge accounting, net	(25)

Exchange differences, net	99

	581	—	581	Net trading income

Other operating income	142

Other operating expense	(388)

Income from insurance and reinsurance contracts	757

Expense from insurance and reinsurance contracts	(522)

	(11)	—	(11)	Other operating income and expenses

GROSS INCOME	5,155	—	5,155	Gross income

Administration costs	(1,996)		(2,304)	Operating expenses (**)

Personnel expense	(1,184)	—	(1,184)	Personnel expenses

Other administrative expense	(812)	—	(812)	Other administrative expenses

Depreciation and amortization	(309)	—	(309)	Depreciation

	2,850	—	2,850	Operating income
Provisions or reversal of provisions	(151)	—	(151)	Provisions or reversal of provisions

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(923)	—	(923)	Impairment on financial assets not measured at fair value through profit or loss

NET OPERATING INCOME	1,776	—	1,776

Impairment or reversal of impairment of investments in joint ventures and associates	—

Impairment or reversal of impairment on non-financial assets	—

Gains (losses) on derecognition of non - financial assets and subsidiaries, net	1

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(18)

	(17)	—	(17)	Other gains (losses)

PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	1,759	—	1,759	Profit (loss) before tax

Tax expense or income related to profit or loss from continuing operations	(489)	—	(489)	Income tax

PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	1,270	—	1,270	Profit (loss) for the period

Profit (loss) after tax from discontinued operations	177	(177)

PROFIT (LOSS) FOR THE PERIOD	1,447	(177)	1,270	Profit (loss) for the period

ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTERESTS)	(237)	—	(237)	Non-controlling interests

ATTRIBUTABLE TO OWNERS OF THE PARENT	1,210	(177)	1,033	Net attributable profit (loss) excluding non-recurring impacts

		177	177	Profit (loss) after tax from discontinued operations

ATTRIBUTABLE TO OWNERS OF THE PARENT	1,210	—	1,210	Net attributable profit (loss)

(*) Included within the Other operating income and expenses of the Management Income Statements

(**) Depreciations included.

51

Profit (loss) for the period

Explanation of the formula: the profit (loss) for the period is the profit (loss) for the period from the Group’s consolidated income statement, which comprises the profit (loss) after tax from continued operations and the profit (loss) after tax from discontinued operations which, for the periods of 2021, includes the results generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: this measure is commonly used, not only in the banking sectors, for homogeneous comparison purposes.

Profit (loss) for the period
			Jan.-Mar.2022	Jan.-Dec.2021	Jan.-Mar.2021

(Millions of euros)	+	Annualized profit (loss) after tax from continued operations	8,022	5,338	5,149

(Millions of euros)	+	Profit (loss) after tax from discontinued operations (1)	—	280	280

	=	Profit (loss) for the period	8,022	5,618	5,428

(1) The periods of 2021 include the results generated by BBVA USA and the rest of the companies in the United States included in the agreement until its sale to PNC as of June 1, 2021.

Adjusted profit (loss) for the period

Explanation of the formula: the adjusted profit (loss) for the period is the profit (loss) from continued operations for the period from the Group’s consolidated income statement, excluding those extraordinary items that, for management purposes, are defined at any given moment. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: this measure is commonly used, not only in the banking sector, for homogeneous comparison purposes.

Adjusted profit (loss) for the period
			Jan.-Mar.2022	Jan.-Dec.2021	Jan.-Mar.2021

(Millions of euros)	+	Annualized profit (loss) after tax from continued operations	8,022	5,338	5,149

(Millions of euros)	-	Net cost related to the restructuring process	—	(696)	—

	=	Adjusted profit (loss) for the period	8,022	6,034	5,149

Net attributable profit (loss)

Explanation of the formula: the net attributable profit (loss) is the net attributable profit (loss) of the Group’s consolidated income statement from continued operations and the profit (loss) after tax from discontinued operations which, for the periods of 2021, includes the results generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: this measure is commonly used, not only in the banking sector, for homogeneous comparison purposes.

Net attributable profit (loss)
			Jan.-Mar.2022	Jan.-Dec.2021	Jan.-Mar.2021

(Millions of euros)	+	Annualized net attributable profit (loss) from continued operations	6,694	4,373	4,188

(Millions of euros)	+	Net attributable profit (loss) from discontinued operations (1)	—	280	280

	=	Net attributable profit (loss)	6,694	4,653	4,468

(1) The periods of 2021 include the results generated by BBVA USA and the rest of the companies in the United States included in the agreement until its sale to PNC as of June 1, 2021.

52

Adjusted net attributable profit (loss)

Explanation of the formula: the adjusted net attributable profit (loss) is the net attributable profit (loss) of the Group’s consolidated income statement from continued operations excluding those extraordinary items that, for management purposes are defined at any given moment. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: this measure is commonly used, not only in the banking sector, for comparison purposes.

Adjusted net attributable profit (loss)
			Jan.-Mar.2022	Jan.-Dec.2021	Jan.-Mar.2021

(Millions of euros)	+	Annualized net attributable profit (loss) from continued operations	6,694	4,373	4,188

(Millions of euros)	-	Net cost related to the restructuring process	—	(696)	—

	=	Adjusted net attributable profit (loss)	6,694	5,069	4,188

ROE

The ROE (return on equity) ratio measures the return obtained on an entity’s shareholders’ funds plus accumulated other comprehensive income. It is calculated as follows:

Net attributable profit (loss)
Average shareholders’ funds + Average accumulated other comprehensive income

Explanation of the formula: the numerator is the net attributable profit (loss) previously defined in these alternative performance measures, If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average shareholders’ funds are the weighted moving average of the shareholders’ funds at the end of each month of the period analyzed, adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results.

Average accumulated other comprehensive income is the moving weighted average of “Accumulated other comprehensive income”, which is part of the equity on the Entity’s balance sheet and is calculated in the same way as average shareholders’ funds (above).

Relevance of its use: this ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds.

ROE
			Jan.-Mar.2022	Jan.-Dec.2021	Jan.-Mar.2021

Numerator (Millions of euros)	=	Annualized net attributable profit (loss)	6,694	4,653	4,468

Denominator	+	Average shareholder’s funds	60,810	60,030	59,479
(Millions of euros)	+	Average accumulated other comprehensive income	(16,476)	(15,396)	(14,598)

	=	ROE	15.1%	10.4%	10.0%

Adjusted ROE

The adjusted ROE (return on equity) ratio measures the return obtained on an entity’s shareholders’ funds plus accumulated other comprehensive income. It is calculated as follows:

Adjusted net attributable profit (loss)
Average shareholders’ funds + Average accumulated other comprehensive income

Explanation of the formula: the numerator is the adjusted net attributable profit (loss) previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average shareholders’ funds are the weighted moving average of the shareholders’ funds at the end of each month of the period analyzed, adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results.

Average accumulated other comprehensive income is the moving weighted average of “Accumulated other comprehensive income”, which is part of the equity on the entity’s balance sheet and is calculated in the same way as average shareholders’ funds (above).

Relevance of its use: this ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds.

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Adjusted ROE
			Jan.-Mar.2022	Jan.-Dec.2021	Jan.-Mar.2021

Numerator (Millions of euros)	=	Annualized adjusted net attributable profit (loss)	6,694	5,069	4,188

Denominator	+	Average shareholder’s funds	60,810	60,030	59,479
(Millions of euros)	+	Average accumulated other comprehensive income	(16,476)	(15,396)	(14,598)

	=	Adjusted ROE	15.1%	11.4%	9.3%

ROTE

The ROTE (return on tangible equity) ratio measures the return on an entity’s shareholders’ funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Net attributable profit (loss)
Average shareholders’ funds + Average accumulated other comprehensive income - Average intangible assets

Explanation of the formula: the numerator “Net attributable profit (loss)” and the items in the denominator “Average intangible assets” and “Average accumulated other comprehensive income” are the same items and are calculated in the same way as explained for ROE.

Average intangible assets are the intangible assets on the balance sheet, including goodwill and other intangible assets. The average balance is calculated in the same way as explained for shareholders funds in ROE.

Relevance of its use: this metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds, not including intangible assets.

ROTE
			Jan.-Mar.2022	Jan.-Dec.2021	Jan.-Mar.2021

Numerator (Millions of euros)	=	Annualized net attributable profit (loss)	6,694	4,653	4,468

	+	Average shareholder’s funds	60,810	60,030	59,479

Denominator	+	Average accumulated other comprehensive income	(16,476)	(15,396)	(14,598)

(Millions of euros)	-	Average intangible assets	2,187	2,265	2,303

	-	Average intangible assets from BBVA USA	—	897	1,977

	=	ROTE	15.9%	11.2%	11.0%

Adjusted ROTE

The adjusted ROTE (return on tangible equity) ratio measures the return on an entity’s shareholders’ funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Adjusted net attributable profit (loss)
Average shareholders’ funds + Average accumulated other comprehensive income - Average intangible assets

Explanation of the formula: the numerator [adjusted net attributable profit (loss)] and the items of the denominator “Average shareholders’ funds” and “ Average accumulated other comprehensive income” are the same and calculated in the same way as explained for adjusted ROE.

Average intangible assets are the intangible assets on the balance sheet, excluding for the periods of 2021 the assets from BBVA USA and the rest of the companies in the United States included in the sale agreement signed with PNC, whose sale took place on June 1 of that same year. The average balance is calculated in the same way as explained for shareholders’ funds in the adjusted ROE.

Relevance of its use: this metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds, not including intangible assets.

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Adjusted ROTE
			Jan.-Mar.2022	Jan.-Dec.2021	Jan.-Mar.2021

Numerator (Millions of euros)	=	Annualized adjusted net attributable profit (loss)	6,694	5,069	4,188

Denominator (Millions of euros)	+	Average shareholder’s funds	60,810	60,030	59,479
	+	Average accumulated other comprehensive income	(16,476)	(15,396)	(14,598)
	-	Average intangible assets	2,187	2,265	2,303

	=	Adjusted ROTE	15.9%	12.0%	9.8%

ROA

The ROA (return on assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

Profit (loss) for the period
Average total assets

Explanation of the formula: the numerator is the profit (loss) for the period, previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator must be annualized.

Average total assets are taken from the Group’s consolidated balance sheet. The average balance is calculated as explained for average shareholders’ funds in the ROE.

Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

ROA
			Jan.-Mar.2022	Jan.-Dec.2021	Jan.-Mar.2021

Numerator (Millions of euros)		Annualized profit (loss) for the period	8,022	5,618	5,428

Denominator (Millions of euros)		Average total assets	658,682	678,563	714,867

	=	ROA	1.22%	0.83%	0.76%

Adjusted ROA

The adjusted ROA (return on assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

Adjusted profit (loss) for the period
Average total assets

Explanation of the formula: the numerator is the adjusted profit (loss) for the period previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average total assets are taken from the Group’s consolidated balance sheets, excluding for the periods of 2021 the assets from BBVA USA and the rest of the companies in the United States sold to PNC on June 1 of that same year. The average balance is calculated in the same way as explained for average equity in the adjusted ROE.

Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

Adjusted ROA
			Jan.-Mar.2022	Jan.-Dec.2021	Jan.-Mar.2021

Numerator (Millions of euros)		Annualized adjusted profit (loss) for the period	8,022	6,034	5,149

Denominator (Millions of euros)		Average total assets	658,682	640,142	630,455

	=	Adjusted ROA	1.22%	0.94%	0.82%

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RORWA

The RORWA (return on risk-weighted assets) ratio measures the accounting return obtained on average risk-weighted assets. It is calculated as follows:

Profit (loss) for the period
Average risk-weighted assets

Explanation of the formula: the numerator [profit (loss) for the period] is the same and is calculated in the same way as explained for ROA.

Average risk-weighted assets (RWA) are the moving weighted average of the risk-weighted assets at the end of each month of the period under analysis.

Relevance of its use: this ratio is generally used in the banking sector to measure the return obtained on RWA.

RORWA
			Jan.-Mar.2022	Jan.-Dec.2021	Jan.-Mar.2021

Numerator (Millions of euros)		Annualized profit (loss) for the period	8,022	5,618	5,428

Denominator (Millions of euros)		Average RWA	310,964	324,819	351,727

	=	RORWA	2.58%	1.73%	1.54%

Adjusted RORWA

The adjusted RORWA (return on risk-weighted assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

Adjusted profit (loss) for the period
Average risk-weighted assets

Explanation of the formula: the numerator [adjusted profit (loss) for the period] is the same and is calculated in the same way as explained for adjusted ROA.

Average risk-weighted assets (RWA) are the moving weighted average of the risk-weighted assets at the end of each month of the period under analysis, excluding for the periods of 2021 those from BBVA USA and the rest of the companies in the United States sold to PNC on June 1 of that same year.

Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

Adjusted RORWA
			Jan.-Mar.2022	Jan.-Dec.2021	Jan.-Mar.2021

Numerator (Millions of euros)		Annualized adjusted profit (loss) for the period	8,022	6,034	5,149

Denominator (Millions of euros)		Average RWA	310,964	300,276	297,152

	=	Adjusted RORWA	2.58%	2.01%	1.73%

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Earning per share

The earning per share is calculated in accordance to the criteria established in the IAS 33 “Earnings per share”.

Earnings (losses) per share
			Jan.-Mar.2022	Jan.-Dec.2021	Jan.-Mar.2021

(Millions of euros)	+	Net attributable profit (loss)	1,651	4,653	1,210

(Millions of euros)	+	Remuneration related to the Additional Tier 1 securities	80	359	100

Numerator (millions of euros)	=	Net attributable profit (loss) ex.CoCos remuneration	1,570	4,293	1,109

	+	Average number of shares issued	6,668	6,668	6,668

Denominator	-	Average treasury shares of the period	14	12	11
(millions)	-	Shares buyback program (1)	207	255	—

	=	Earning (loss) per share (euros)	0.24	0.67	0.17

(1) The period January-March 2022 includes the average number of shares acquired from the start of the share buyback program to March 31, 2022. The period January-December 2021 includes 112 million shares acquired from the start of the share buyback program to December 31, 2021 and the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche, in process at the end of that period.

Additionally, for management purposes, earnings per share are presented excluding: (I) the profit after tax from discontinued operations, that is, the results generated by BBVA USA and the rest of the companies in the United States until their sale to PNC on June 1, 2021, for the periods of 2021; and (II) the net cost related to the restructuring process recorded in the second quarter of fiscal year 2021.

Earnings (losses) per share excluding non-recurring impacts
			Jan.-Mar.2022	Jan.-Dec.2021	Jan.-Mar.2021

(Millions of euros)	+	Net attributable profit (loss) ex. CoCos remuneration	1,570	4,293	1,109

(Millions of euros)	-	Discontinued operations	—	280	177

(Millions of euros)	-	Net cost related to the restructuring process	—	(696)	—

Numerator (millions of euros)	=	Net Attributable profit (loss) ex.CoCos and non-recurring impacts	1,570	4,709	932

Denominator	+	Average number of shares issued	6,668	6,668	6,668
(millions)	-	Average treasury shares of the period (1)	221	21	11

	=	Earning (loss) per share excluding non-recurring impacts (euros)	0.24	0.71	0.14

(1) The periods January-March 2022 and January-December 2021 include the shares acquired from the start of the share buyback program to the end of each broken down period.

Efficiency ratio

This measures the percentage of gross income consumed by an entity’s operating expenses. It is calculated as follows:

Operating expenses
Gross income

Explanation of the formula: both “Operating expenses” and “Gross income” are taken from the Group’s consolidated income statement. Operating expenses are the sum of the administration costs (personnel expenses plus other administrative expenses) plus depreciation. Gross income is the sum of net interest income, net fees and commissions, net trading income dividend income, share of profit or loss of entities accounted for using the equity method, and other operating income and expenses. For a more detailed calculation of this ratio, the graphs on “Results” section of this report should be consulted, one of them with calculations with figures at current exchange rates and another with the data at constant exchange rates.

Relevance of its use: this ratio is generally used in the banking sector. In addition, it is the metric for one of the six Strategic Priorities of the Group.

Efficiency ratio
			Jan.-Mar.2022	Jan.-Dec.2021	Jan.-Mar.2021

Numerator (Millions of euros)		Operating expenses	2,415	9,530	2,304

Denominator (Millions of euros)		Gross income	5,939	21,066	5,155

	=	Efficiency ratio	40.7%	45.2%	44.7%

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Dividend yield

This is the remuneration given to the shareholders in the last twelve calendar months, divided by the closing price for the period. It is calculated as follows:

∑ Dividend per share over the last twelve months
Closing price

Explanation of the formula: the remuneration per share takes into account the gross amounts per share paid out over the last twelve months, both in cash and through the flexible remuneration system called “dividend option”.

Relevance of its use: this ratio is generally used by analysts, shareholders and investors for companies that are traded on the stock market. It compares the dividend paid out by a company every year with its market price at a specific date.

Dividend yield

		31-03-22	31-12-21	31-03-21

Numerator (Euros)	∑ Dividends	0.14	0.14	0.16

Denominator (Euros)	Closing price	5.21	5.25	4.43

	= Dividend yield	2.7%	2.6%	3.6%

Book value per share

The book value per share determines the value of a company on its books for each share held. It is calculated as follows:

  Shareholders’ funds + Accumulated other comprehensive income

Number of shares outstanding - Treasury shares

Explanation of the formula: the figures for both “Shareholders’ funds” and “Accumulated other comprehensive income” are taken from the balance sheet. Shareholders’ funds are adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of outstanding shares excluding own shares (treasury shares) and also excluding the shares corresponding to the first tranche of the first share buyback program and the first segment of the second share buyback program. The denominator is also adjusted to include the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.

Relevance of its use: it shows the company’s book value for each share issued. It is a generally used ratio, not only in the banking sector but also in others.

Book value per share

			31-03-22	31-12-21	31-03-21

Numerator (Millions of euros)	+	Shareholders’ funds	59,467	60,383	60,033
	+	Dividend-option adjustment	—	—	—
	+	Accumulated other comprehensive income	(16,467)	(16,476)	(14,718)

	+	Number of shares issued	6,668	6,668	6,668

Denominator	+	Dividend-option	—	—	—

(Millions of shares)	-	Treasury shares	17	15	8

	-	Share buyback program (1)	435	255	—

	=	Book value per share (euros / share)	6.92	6.86	6.80

(1) At the end of March 2022, 290 million shares acquired from the start of the share buyback program to March 31, 2022 and the estimated number of shares pending from buyback as of March 31, 2022 of the first segment of the second share buyback program (€1,000m), in process at the end of that period, were included. At the end of December 2021, 112 million shares acquired from the start of the share buyback program to December 31, 2021 and the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche (€1,500m), in process at the end of that period, were included.

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Tangible book value per share

The tangible book value per share determines the value of the company on its books for each share held by shareholders in the event of liquidation. It is calculated as follows:

  Shareholders’ funds + Accumulated other comprehensive income - Intangible assets

Number of shares outstanding - Treasury shares

Explanation of the formula: the figures for “Shareholders’ funds”, “Accumulated other comprehensive income” and “Intangible assets” are all taken from the balance sheet. Shareholders’ funds are adjusted to take into account the execution of the “Dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of shares outstanding excluding own shares (treasury shares) and also excluding the shares corresponding to the first tranche of the first share buyback program and the first segment of the second share buyback program. The denominator is also adjusted to include the result of the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.

Relevance of its use: it shows the company’s book value for each share issued, after deducting intangible assets. It is a generally used ratio, not only in the banking sector but also in others.

Tangible book value per share

			31-03-22	31-12-21	31-03-21

Numerator (Millions of euros)	+	Shareholders’ funds	59,467	60,383	60,033
	+	Dividend-option adjustment	—	—	—
	+	Accumulated other comprehensive income	(16,467)	(16,476)	(14,718)
	-	Intangible assets	2,224	2,197	2,297

	-	Intangible assets from BBVA USA	—	—	2,032

	+	Number of shares issued	6,668	6,668	6,668

Denominator	+	Dividend-option	—	—	—
(Millions of shares)	-	Treasury shares	17	15	8
	-	Share buyback program (1)	435	255	—

	=	Tangible book value per share (euros / share)	6.56	6.52	6.15

(1) At the end of March 2022, 290 million shares acquired from the start of the share buyback program to March 31, 2022 and the estimated number of shares pending from buyback as of March 31, 2022 of the first segment of the second share buyback program (€1,000m), in process at the end of that period, were included. At the end of December 2021, 112 million shares acquired from the start of the share buyback program to December 31, 2021 and the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche (€1,500m), in process at the end of that period, were included.

Non-performing loan (NPL) ratio

It is the ratio between the risks classified for accounting purposes as non-performing loans and the total credit risk balance, both excluding for the periods of 2021 the balances from BBVA USA and the rest of the companies in the United States sold to PNC on June 1 of that same year. It is calculated as follows:

  Non-performing loans

Total credit risk

Explanation of the formula: non-performing loans and the credit risk balance are gross, meaning they are not adjusted by associated accounting provisions.

Non-performing loans are calculated as the sum of “loans and advances at amortized cost” and the “contingent risk” in stage 38 and the following counterparties:

–	other financial entities

–	public sector

–	non-financial institutions

–	households

The credit risk balance is calculated as the sum of “Loans and advances at amortized cost” and “Contingent risk” in stage 1 + stage 2 + stage 3 of the previous counterparts.

This indicator is shown, as others, at a business area level.

Relevance of its use: this is one of the main indicators used in the banking sector to monitor the current situation and changes in credit risk quality, and specifically the relationship between risks classified in the accounts as non-performing loans and the total balance of credit risk, with respect to customers and contingent liabilities.

8 IFRS 9 classifies financial instruments into three stages, which depend on the evolution of their credit risk from the moment of initial recognition. The stage 1 includes operations when they are initially recognized, stage 2 comprises operations for which a significant increase in credit risk has been identified since their initial recognition and,stage 3, impaired operations.

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Non-Performing Loans (NPLs) ratio

		31-03-22	31-12-21	31-03-21

Numerator (Millions of euros)	NPLs	15,612	15,443	15,613

Denominator (Millions of euros)	Credit Risk	395,325	376,011	365,292

= Non-Performing Loans (NPLs) ratio		3.9%	4.1%	4.3%

NPL coverage ratio

This ratio reflects the degree to which the impairment of non-performing loans has been covered in the accounts via allowances, excluding for the periods of 2021 those assets from BBVA USA and the rest of the the companies in the United States sold to PNC on June 1 of that same year. It is calculated as follows:

                Provisions

Non-performing loans

Explanation of the formula: it is calculated as “Provisions” from stage 1 + stage 2 + stage 3, divided by non-performing loans, formed by “credit risk” from stage 3.

This indicator is shown, as others, at a business area level.

Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk, reflecting the degree to which the impairment of non-performing loans has been covered in the accounts via value adjustments.

NPL coverage ratio

		31-03-22	31-12-21	31-03-21

Numerator (Millions of euros)	Provisions	11,851	11,536	12,612

Denominator (Millions of euros)	NPLs	15,612	15,443	15,613

= NPL coverage ratio		76%	75%	81%

Cost of risk

This ratio indicates the current situation and changes in credit-risk quality through the annual cost in terms of impairment losses (accounting loan-loss provisions) of each unit of loans and advances to customers (gross). It excludes for the periods of 2021 the risk attributable to BBVA USA and the rest of the companies in the United States sold to PNC on June 1 of that same year. It is calculated as follows:

                                 Loan-loss provisions

Average loans and advances to customers (gross)

Explanation of the formula: “Loans to customers (gross)” refers to the “Loans and advances at amortized cost” portfolios with the following counterparts:

–	other financial entities

–	public sector

–	non-financial institutions

–	households, excluding central banks and other credit institutions.

Average loans to customers (gross) is calculated by using the average of the period-end balances of each month of the period analyzed plus the previous month. “Annualized loan-loss provisions” are calculated by accumulating and annualizing the loan-loss provisions of each month of the period under analysis.

Loan-loss provisions refer to the aforementioned loans and advances at amortized cost portfolios.

This indicator is shown, as others, at a business area level.

Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk through the cost over the year.

Cost of risk

		Jan.-Mar.2022	Jan.-Dec.2021	Jan.-Mar.2021

Numerator (Millions of euros)	Annualized loan-loss provisions	2,745	3,026	3,782

Denominator (Millions of euros)	Average loans to customers (gross)	336,640	325,013	322,423

= Cost of risk		0.82%	0.93%	1.17%

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Disclaimer

This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each specific matter.

This document includes or may include forward looking statements with respect to the intentions, expectations or projections of BBVA or its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections regarding future earnings of the business. The statements contained herein are based on our current projections, although the actual results may be substantially modified in the future due to certain risks and uncertainties and other factors that may cause the final results or decisions to differ from said intentions, projections or estimates. These factors include, but are not limited to, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock markets movements, exchange rates and interest rates, (3) competitive pressure, (4) technological changes, (5) variations in the financial situation, creditworthiness or solvency of our clients, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions set forth, projected, or forecast in this document or in other past or future documents. BBVA does not undertake to publicly update or communicate the update of the content of this or any other document, either if the events are not as described herein, or if there are changes in the information contained in this document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: April 29, 2022
By: /s/ María Ángeles Peláez Morón

Name: María Ángeles Peláez Morón
Title: Authorized representative